
07054721

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A
Amendment No. 2

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

PROCONCEPT MARKETING GROUP, INC.

(Exact name of issuer as specified in its charter)

FLORIDA

(State or other jurisdiction of incorporation or organization)


RECD S.E.C.
MAY 21 2007
1086

3322 Forest Vista Drive, Dacula, GA 30019
(678) 596-6872

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Joel Stohlman, 3322 Forest Vista Drive, Dacula, GA 30019
(678) 596-6872

(Name, address, including zip code, and telephone number, including area code, of agent for service)

2086

(Primary Standard Industrial Classification Code Number)

20-5364013
(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's directors;

Joel Stohlman, President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

Residential Address:
3322 Forest Vista Drive
Dacula, GA 30019

Reid Stone, Vice President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

Residential Address:
1444 Womack Drive
Atlanta, GA 30338

b. the issuer's officers;

Joel Stohlman, President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

Residential Address:
3322 Forest Vista Drive
Dacula, GA 30019

Reid Stone, Vice President and Director
3322 Forest Vista Drive
Dacula, GA 30019
(678) 596-6872

Residential Address:
1444 Womack Drive
Atlanta, GA 30338

c. issuer's general partner

Not Applicable

d. record owners of 5 percent or more of any class of the issuer's securities:

As of this date, each of Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director, owns 25,000,000 shares of common stock of the Company (50% of the total issued and outstanding). In addition, Mr. Stohlman and Mr. Stone each own 50,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

e. beneficial owners of 5 percent or more of any class of the issuer's securities:

Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director (See Item 1(d) above).

f. promoters of the issuer:

None

g. affiliates of the issuer:

Joel Stohlman
Reid Stone

h. counsel to the issuer with respect to the proposed offering:

Cohen & Czarnik LLP, 140 Broadway, 36th Floor, New York, New York 10005, Attention: Stephen J. Czarnik, Esq.

i. each underwriter with respect to the proposed offering.

There is no underwriter. Issuer is selling securities.

j. any underwriter's directors:

Not Applicable

k. the underwriter's officers:

Not Applicable

l. the underwriter's general partner's:

Not Applicable

m. counsel to the underwriter:

Not Applicable

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Not Applicable.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Not Applicable. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Issuer will market and sell the shares solely to accredited investors know to the directors of the issuer.

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

(1) the name of such issuer;

PROCONCEPT MARKETING GROUP, INC.

(2) the title and amount of securities issued;

Common Stock, 2,000 shares were issued to the founders of the Company, Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director for each of their capital investment in the issuer of $2,500. In addition, Mr. Stohlman and Mr. Stone each own 50,000 shares of preferred stock of the Company (100% of the total issued and outstanding).

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof; (4) the names and identities of the persons to whom the securities were issued.

See Item 5 (2) above.

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The issuance of common stock and preferred stock to the Company's founders was exempt from registration pursuant to Section 4(2) and Rule 504 of Regulation D of the Securities Act of 1933 as the issuances do not exceed $1,000,000 and each issuance fully complied with the requirements set forth in Rule 504.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

No. Not Applicable.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

Not Applicable.

(2) To stabilize the market for any of the securities to be offered.

Not Applicable.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

Not Applicable.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable. There are no experts named in the offering statement.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Not Applicable. No such written documents or broadcast scripts were used prior to the filing of this notification.

Item 1. Cover Page

(a) Name of Issuer: PROCONCEPT MARKETING GROUP, INC.

(b) The Mailing address of the issuer's principal executive office: 3322 Forest Vista Drive, Dacula, GA 30019; Telephone number: (678) 596-6872

(c) Date of Offering Circular: May 1, 2007

(d) Description and amount of securities offered:

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record. There will be a maximum of 72,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefore. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

(e) The Statement required by Rule 253:

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

(f) The Table(s) required by Item 2:

	Price to public	Underwriting discount and commissions 1	Proceeds to issuer or other person*
Per Unit	$0.05	N/A	$1,100,000
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	22,000,000		
Total	22,000,000	N/A	1,100,000

(g) The name of the underwriter(s): None

(h) Any materials required by the law of any state in which the securities are to be offered:

The issuer intends to rely upon exemptions pursuant to state law where the securities are offered. The issuer will, prior to any offer in a particular state, review such applicable state law to either register the offering in such state or rely upon an applicable exemption.

(i) Material risks in connection with the purchase of securities:

See section entitled "Risk Factors"

(j) Approximate date of commencement of proposed sale to the public: May ___, 2007.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. The Offering shall remain open until August 15, 2007.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 22,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE THE

RISK FACTORS BELOW THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

NO STATE REGISTRATION: THE COMPANY HAS NOT AS YET REGISTERED FOR SALE IN ANY STATE. THE COMPANY CAN UNDERTAKE NO ASSURANCE THAT STATE LAWS ARE NOT VIOLATED THROUGH THE FURTHER SALE OF ITS SECURITIES. THE ISSUER INTENDS TO REGISTER ITS SHARES FOR SALE IN THOSE STATES IN WHICH THERE ARE INDICATIONS OF SUFFICIENT INTEREST. SO FAR, NO SHARES HAVE BEEN OFFERED AND THEREFORE THERE HAVE BEEN NO INDICATIONS OF INTEREST FROM ANY STATE.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 81 pages.

Item 2. Distribution Spread

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other person*
Per Unit	$0.05	N/A	$0.05
Total Minimum Securities Offered	0		
Total Maximum Securities Offered	22,000,000		
Total	22,000,000	N/A	1,100,000

Item 3. Summary of Information, Risk Factors and Dilution

Summary

THE COMPANY:

Exact corporate name: PROCONCEPT MARKETING GROUP, INC.
State and date of incorporation: Florida, August 16, 2006
Street address of principal office: 3322 Forest Vista Drive
Dacula, GA 30019
Company Telephone Number: (678) 596-6872
Fiscal year: December
Person(s) to contact at Company with respect to offering: Joel Stohlman
Telephone Number (if different from above):

ProConcept Marketing Group, Inc. ("ProConcept" or the "Company") is engaged in the business of marketing, selling and distributing "functional" drinks and water, primarily under the MoDo(R) brand name.

ProConcept will link high profile athlete/entertainer and trend-setters to a vast array of proprietary consumer products while being either directly or indirectly involved with the manufacturing and distribution of these items. The athlete/entertainer or trend-setter may be on a national or regional basis.

Management believes that ProConcept is ideally positioned to develop partnerships that elevate not only our own product lines but our clients' visibility, establish instant credibility and ensure success. Our experience in negotiation and understanding of the marketplace enables us to identify mutually beneficial opportunities and relationships.

Companies frequently contact us expressing a desire to seed their product within the sports/entertainment community. The goals of the companies are consistent: to raise product and brand awareness and establish their product as something that is "cool" and wanted by these high profile individuals.

ProConcept gives access to high profile athlete/entertainer and trend-setter endorsers for our own company and other company's products to help in the awareness of both brand and visibility, which our clients would otherwise not have. With relationships with previous and current NFL, and NBA players coupled with a network of agents, and business managers.

The Company is a Florida corporation with corporate headquarters at 3322 Forest Vista Drive, Dacula, GA 30019.

A maximum of 22,000,000 common shares are being offered to the public at $0.05 per share. There is no minimum.

A maximum of $1,100,000 will be received from the offering. The insiders will hold 50,000,000 shares. This means that about 30.56% of the Company will be held by the public, assuming that all shares are sold in the offering. The Company does not have an underwriter.

Of the shares (the "Shares") of Common Stock, par value $0.0001 per share ("Common Stock"), of the Company offered hereby (the "Offering"), all shares are being offered by the Company and no shares are being offered by stockholders of the Company. The Company will receive all proceeds from the sale of shares of Common Stock, after expenses. Prior to this Offering, there has been no public market for the Common Stock.

Risk Factors

List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

Risk factors relating to the Company and its Business:

High Risk Factors

The Securities offered hereby are highly speculative, involve a high degree of risk and should be purchased only by persons who can afford to lose their entire investment. Prospective investors should consider very carefully the following risk factors, as well as all of the other information set forth elsewhere in the prospectus. You may lose your entire investment in the Company.

The following factors, in addition to the other information contained in this Prospectus, should be considered carefully in evaluating the Company and its business before purchasing shares of Common Stock offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below and in "Business of the Company" as well as those discussed elsewhere in this Prospectus.

Best Efforts: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

No Assurance That Shares Will Be Purchased; No Minimum Offering; No Escrow; Need for Additional Capital: This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. Therefore, the Company can give no assurance that all or any of the Shares will be sold. In addition, no escrow account has been established and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Company plans an ambitious development program that may require the net proceeds from this Offering. If less than all of the Shares offered are sold, the Company may have to delay or modify its marketing and production plans and proceed on a much slower or smaller scale. There can be no assurance that any delay or modification of the Company's production and marketing plans would not adversely affect the Company's business, financial condition and results of operations. If additional funds are needed to produce and market its products and services, the Company may be required to seek additional financing. The Company may not be able to obtain such additional financing or, if obtained, such financing may not be on terms favorable to the Company or to the purchasers of the Shares.

There is the possibility that a very nominal number of shares will be sold in this offering. In that case the Company still intends to proceed with its plans but will obviously have to proceed on a much smaller scale and with a lower likelihood of success. The Company anticipates that it will incur substantial expenses prior, and subsequent to, initial release of its beverage products. The Company expects these initial expenses to result in significant operating losses as the costs of marketing, endorsements, production and distribution must be borne by the Company until the Company is able to generate adequate revenues from sales of its beverage products, such revenues of which there can be no assurance.

Dependence on Key Personnel: Each of Joel Stohlman, President and Director of the Company, and Reid Stone, Vice President and Director of the Company, could fall victim to some kind of accident which would render him incapable of serving the Company. The Company's success is substantially dependent upon two key persons. In addition, Mr. Stohlman and Mr. Stone each own 25,000,000 shares of common stock of the Company and 50,000 shares of preferred stock of the Company, and, prior to this offering, they are the Company's only shareholders. The loss of the services of either Mr. Stohlman or Mr. Stone would have a material adverse effect on the Company's business, financial condition or results of operations. The Company does not have an employment contract with and does not hold key-man life insurance and accident insurance policies on either of Mr. Stohlman or Mr. Stone. Even if it did, there is no assurance that Mr. Stohlman or Mr. Stone could be replaced by qualified personnel.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

No State Registration: The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the further sale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Risks of Beverage Industry: The development, production and marketing of beverage products involve substantial risk. You may lose your entire investment in the Company. The projected costs of the business plans as set forth herein are often difficult to calculate and may be increased by reasons or factors beyond the Company's control (including, among others, labor disputes, distribution failures, malfunction of equipment, illness or incapacity of key personnel, weather conditions) that require additional capital than initially projected in order to complete production. Local, regional and national and/ or international competition may further affect the availability of the means of production and distribution including, but not limited to, finding and reaching agreement with suitable production facilities and distribution channels. The commercial success further depends upon the quality of the Company's products, the Company's marketing efforts and acceptance of its beverages by consumers. We cannot predict the effects of these factors with certainty, any of which factors could have a material adverse effect on our business, results of operations and financial condition.

Risk of Beverage Distribution: The success of the Company's distribution and marketing activities depends, in part, on certain factors beyond the Company's control. Distribution and Marketing success is dependant on obtaining favorable agreements for access to distribution channels, volatility of advertising costs, ability to obtain sports figures endorsements and technological and materials of production costs as well as overall demand in accordance with public tastes. Any failure by the Company could have a material adverse effect on our business, results of operations and financial condition. You may lose your entire investment.

The Company's Business Model is Untested and Acceptance Cannot be Guaranteed: At this stage, we cannot be certain that our products will be accepted in the marketplace. The Company's operating results are difficult to predict and may fluctuate substantially from quarter-to-quarter or year-to-year for a variety of reasons, many of which are beyond the Company's control. If the Company's actual revenue were to fall below our estimates or the expectations of market analysts or investors, our quarterly and annual results would be negatively impacted and the value of our stock could decline. As a result, period-to-period comparisons of our projected operating results may not be meaningful, and you should not rely on them as an indication of our future performance.

Lack of Endorsements. The Company's success depends upon its ability to sell its beverage products. The Company's marketing plan is development around well-known sports figures endorsing their products to assist the visibility and ultimately sales of its beverage products. As of the date of this offering statement, the Company does not have any such sports persons engaged contractually. The failure of the Company to attract and engage well-known sports figures would have a material adverse effect on the marketing and sales of the Company's beverage products.

Possibly Inadequacy of Capital Raised in this Offering: The Company does not know if the amount of money it will raise in this offering will be sufficient to do what it wants to do. The proceeds of this offering may be nominal. In addition, it is impossible to anticipate costs.

Arbitrary Offering Price of the Company's Securities: Prior to this offering, there has been no public market for the securities of the Company. The initial offering price of the Shares has been determined by arbitrarily, with no consideration being given to the current status of the Company's business, the value of its properties, its financial condition, its present and prospective operations, the general status of the securities market and the market conditions for new offerings of securities. The initial offering price bears no relationship to the assets, net worth, book value, recent sales, price of shares issued to principal shareholders or any other ordinary criteria of value.

No Prior Market for Common Stock: Prior to this offering, there has been no public market for the Company's securities, and there can be no assurance that an active trading market will develop after this offering or, if developed, that it will be sustained. At least initially, the Company will be too small for its securities to be included on the NASDAQ SmallCap Market. Such securities may be subject to a rule under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that imposes additional stringent sales practice requirements on broker-dealers who sell the Common Stock. Those sales practice requirements, if imposed, would adversely affect the ability of broker-dealers to sell the Common Stock, and consequently would adversely affect the public market for and the trading price of the Common Stock.

Shares Eligible for Future Sale: The availability for sale of certain shares of Common Stock held by existing shareholders of the Company after this offering could adversely affect the market price of the Common Stock. Of the maximum of 72,000,000 shares of Common Stock to be outstanding following this offering, 50,000,000 shares were issued to the Company's existing shareholders in private transactions in reliance upon exemptions from registration under the Act and are, therefore, "restricted securities" under the Act, which may not be sold publicly unless the shares are registered under the Act or are sold under Rules 144 or 144A of the Act after expiration of applicable holding periods. Sales of substantial amounts of the Company's currently outstanding shares could adversely affect prevailing market prices of the Company's securities and the Company's ability to raise additional capital by occurring at a time when it would be advantageous for the Company to sell securities.

Underwriters' Influence on the Market: The Company does not at present have an underwriter and no underwriters have advised the Company that they intend to make a market in the Common Stock after the offering or otherwise to effect transactions in the Common Stock. Market-making activity may terminate at any time. If they participate in the market, underwriters may exert a dominating influence on the market for the Common Stock. The price and liquidity of the common stock may be significantly affected by the degree, if any, of underwriters' participation in such market.

Dilution: Purchasers of the common shares offered hereby will incur an immediate substantial dilution, in terms of book value, from the public offering price of approximately $.042 per share of Common Stock, assuming that all offered shares are sold. If less than the maximum is sold, the dilution will increase to approach a limit of $.059 per share.

No Dividends: No dividends have been paid on the Common Stock of the Company. The Company does not intend to pay cash dividends on its Common Stock in the foreseeable future, and anticipates that profits, if any, received from operations will be devoted to the Company's future operations. Any decision to pay dividends will depend upon the Company's profitability at the time, cash available therefore and other relevant factors.

Uncertainty of Future Operating Results: The Company does not expect to achieve profitability for the next several quarters, and there can be no assurance that it will be profitable thereafter, or that the Company will sustain any such profitability if achieved.

Most of the Company's current and potential competitors may have longer operating histories and may have significantly greater financial, distribution, sales, marketing and other resources, as well as greater name recognition and a larger distribution base, than the Company. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their beverage products than the Company. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressures faced by the Company will not materially adversely affect its business, operating results or financial condition.

No Prior Trading Market for Common Stock; Potential Volatility of Stock Price: Prior to this Offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active trading market will develop or be sustained after this Offering. The initial public offering price will be determined arbitrarily and may not be indicative of the market price of the Common Stock after this Offering. The market price of the shares of Common Stock is likely to be highly volatile and may be significantly affected by factors such as actual or anticipated fluctuations in the Company's operating results, announcements of technological innovations, new products or new contracts by the Company or its competitors, developments with respect to copyrights or proprietary rights, adoption of new accounting standards affecting the software industry, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stocks of technology companies. These types of broad market fluctuations may adversely affect the market price of the Company's Common Stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of management's attention and resources which could have a material adverse effect upon the Company's business, operating results or financial condition.

Risk of Low-Priced Securities: The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

General Economic and Market Conditions: The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting consumer spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

Control by Existing Stockholders: Immediately after the closing of this Offering, assuming that the maximum of securities offered hereby are sold, 83% of the outstanding Common Stock will be held by the directors and executive officers of the Company. In addition, Mr. Stohlman and Mr. Stone each own 50,000 shares of preferred stock of the Company (all of the issued and outstanding shares of preferred stock). Pursuant to the terms of the preferred stock, the holders of the preferred stock control the majority of any vote of the shareholders of the Company. Thus, the present stockholders, Mr. Stohlman and Mr. Stone, will be able to control substantially all matters requiring approval by the stockholders of the Company, including the election of all directors and approval of significant corporate transactions. This could make it impossible for the public stockholders to influence the affairs of the Company.

Shares Eligible For Future Sale: Sales of a substantial number of shares of Common Stock in the public market after this Offering could materially adversely affect the market price of the Common Stock. Such sales also might make it more difficult for the Company to sell equity securities or equity-related securities in the future at a time and price that the Company deems appropriate.

Potential Need for Additional Financing: There can be no assurance that the Company will not require additional funds to support its working capital requirements or for other purposes, in which case the Company may seek to raise such additional funds through public or private equity financing or from other sources. There can be no assurance that such additional financing will be available or that, if available, such financing will be obtained on terms favorable to the Company and would not result in additional dilution to the Company's stockholders.

Dilution

As of March 31, 2007, the Company had a net pro forma net tangible book value of $(516,938), or approximately $(.010) per share of Common Stock. "Net tangible book value" represents the amount of tangible assets less total liabilities. Without taking into account any other changes in the net tangible book value after March 31, 2007, other than to give effect to the receipt by the Company of the net proceeds from the sale of the shares of Common Stock offered by the Company hereby at an assumed initial public offering price of $.05 per share and without deducting discounts and estimated offering expenses, the pro forma net tangible book value of the Company as of March 31, 2007 would have been $583,062, or $.008 per share. This represents an immediate increase in net tangible book value of $.018 per share to existing stockholders and an immediate dilution in net tangible book value of $.042 per share to purchasers of Common Stock in the Offering. Investors participating in this Offering will incur immediate, substantial dilution. This is illustrated in the following table:

Net Tagible Book Value Pre-Offering	(516,938)

Net Tangible Book Value Post-Offering	583,062
Net Tangible Per Share Book Value Pre-Offering	(0.010)
Net Tangible Per Share Book Value Post-Offering	0.008
Increase in Net tangible Per Share Book Value Attributed to Investment from Offering	0.018
Immediate Dilution from Offering Price Absorbed by Purchasers of Offering	0.042

Item 4. Plan of Distribution

The Company and its directors and officers, Joel Stohlman and Reid Stone, will attempt to place the shares offered herein at a price of $.05 per share. In that event, no commissions will be paid.

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 22,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

The Company has not as yet registered for sale in any state. The Company can undertake no assurance that state laws are not violated through the resale of its securities. The issuer intends to register its shares for sale in those states in which there are indications of sufficient interest, after consulting the blue sky laws of the states in which there is an interest. So far, no shares have been offered and therefore there have been no indications of interest from any state.

Item 5. Use of Proceeds

Because there is no minimum to this offering, the possibility exists that almost no shares will be sold and almost no proceeds will be received by the Company. If that occurs, the

Company will continue its development of its business plans but the implementation of these plans will likely be substantially delayed due to a lack of funds.

The net proceeds to the Company from the sale of the shares of Common Stock to be sold by the Company in this Offering are estimated to be $1,100,000, before deducting any discounts, commissions and offering expenses payable by the Company and assuming that the maximum number of shares are sold.

DESCRIPTION	AMOUNT	PERCENTAGE
Artwork and Package Design	15,000	1.36%
Data Sheets Design/Production	10,000	.91%
Website Design/Production	5,000	.45%
Production Samples	100,000	9.09%
Endorser Bonus Payments	150,000	13.64%
Prospect Presentations	70,000	6.36%
Marketing Allowances	150,000	13.64%
Marketing/Advertising/Promotions	200,000	18.18%
Consultants	350,000	31.82%
Legal Fees	50,000	4.55%
Total Use of Proceeds*	1,100,000	100.0%

1. Artwork and Package Design. The current status of the artwork for all products is in the preliminary stages. We have been furnished with various C-Prints by the design company we have chosen - Lunar Light Design. Approximately $15,000 will be needed to complete the artwork and packing design process. The Company does not have an agreement with Lunar Light Design.

2. Data Sheets Design/Production. Lunar Light Design will also produce data (specification) sheets for each of the Company's products. The Company does not have an agreement with Lunar Light Design. We will have these printed for use by Sales Representatives. Approximately $10,000 will be needed to design and print these data sheets.

3. Website Design/Production. In the competitive consumer products arena, an effective website is of critical importance. The website will be implemented by Global Media Design who designed Terrell Owens, Barron Davis, Edgerrin James and many more professional athletes' web sites. The site will be not only informational but will have a shopping cart and distributor login to place or view status of orders. Total cost to design and produce the website is anticipated to be $5,000. The Company does not have an agreement with Global Media Design.

4. Production Samples. In order to continue the initial efforts already begun in opening distribution outlets, it is imperative that the Company have in hand finished goods to showcase to prospective retail outlets. As such, the Company needs to secure a container (minimum order approximately 25,000 pieces) of each core product (superoxygenated water, nutraceutical water, energy drink, isotonic

drink, hypotonic drink). Jus-Made will manufacture the Isotonic/Hypotonic Sports drink products, Water One will manufacture the superoxygenated and nutraceutical water products and Allen Flavors will manufacture the Energy Drink. Each container load will cost approximately $20,000, for a total of $100,000. The Company does not have an agreement with either Jus-Made, Water One, and Allen Flavors. Mr. Stohlman, President and Director of the Company, has worked with each of Jus-Made, Water One and Allen Flavors in the past on a project by project basis.

5. Endorser Bonus Payments. The Company anticipates that it will, in certain instances pay signing bonus payments to athletes and entertainers that agree to endorse the Company's products. These payments will range from $30,000 - $50,000 per individual, and may be payable over various time frames (as well as in a combination of cash and Company stock). The Company anticipates that it will offer up to $150,000 of cash payments for this purpose from the proceeds of the Offering.
6. Prospect Presentations. We plan on making product presentations to major retailers in order to secure distribution of the Company's products. The presentations will often include not only the manufacturer's rep, but also an athlete which will give credibility to the product. These presentations will cost $3,000 - $5,000 each. The Company anticipates spending approximately $70,000 from the proceeds of the Offering on such presentations.
7. Marketing Allowances. Once the product is sold into a store, the Company may need to offer marketing and advertising money for circular fliers, markdowns and specials pricing during certain times of the year. A typical dollar amount usually ranges from $50- $100 per store per location. The Company anticipates that $150,000 from the proceeds of the Offering will be used for these purposes.
8. Marketing/Advertising/Promotion. Once initial sales have begun, the Company will be utilizing funds for slotting fees, appearances, radio, print ads and promotions on a regional basis. Furthermore, athletes will be used in conjunction with point of sale material, store appearances, promotions, contests and radio placement. The Company expects that $200,000 of the proceeds from the Offering will be used for these purposes.
9. Consultants. The Company anticipates utilizing consultants in various aspects of its business (finance, accounting, promotional, industry analysis, introductory, etc.) on a leveraged basis to achieve its goals. Approximately $350,000 of the proceeds of the Offering are anticipated to be used for this purpose.
10. Legal Fees. The Company anticipates legal fees in conjunction with the Offering and ongoing efforts will be approximately $50,000.

Initial funds will be spent on artwork and package design, website design/production and the manufacturing of product samples.

If the Company fails to raise the full funding and only raises 75% of the maximum amount ($825,000), the Company will have to eliminate the sports drink from its current business plans. We will then focus on the bottled water, energy drink and pour through water pitcher. We will determine internally and with our manufacturers reps at the time we hire them which of the three product should be focused on and which would give the company a more immediate sale or impact in the marketplace, not to proceed with the sports drink will save funds due to the quantity that has to be purchased. By focusing on the water energy drink and pour through water pitcher the company will attempt to gain maximum exposure.

If the Company fails to raise the full funding and only raises 50% of the maximum amount ($550,000), the Company will have to eliminate both the sports drink and the energy drink from its current business plans. We will then focus on the bottled water and pour through water pitcher. We will determine internally and with our manufacturers reps at the time we hire them which product should be focused on and which would give the company a more immediate sale or impact in the marketplace, not to proceed with the sports drink and energy drink will save on a large outlay of funds. By focusing on the water and pour through water pitcher the company will attempt to gain maximum exposure.

If the Company fails to raise the full funding and only raises 25% of the maximum amount ($275,000), the Company will have to eliminate the pour through water pitcher, sports drink and the energy drink from its current business plans. We will have to focus on the bottled water. We will determine internally and with our manufacturers reps at the time we hire them how best to place the product, and to give the company a immediate impact in the marketplace, not to proceed with pour through water pitcher the sports drink and energy drink will save on a large outlay of funds. By focusing on a the water the company will attempt to gain maximum exposures with the limited product placement

Salaries of Officers: The Company currently pays its two officers salaries of $8,000 per month each. To date the Company has accrued these salaries and officers have not been paid. The Company plans to continue to accrued such salaries and not to pay any salaries to the officers and directors until it starts receiving revenues other than proceeds from this offering.

The proceeds from this offering will satisfy the Company's cash requirements for the next 12 months provided that the maximum is received. If less than the maximum is received, the Company may need to seek additional capital financing depending upon the amount actually raised pursuant to this offering. Please see the "Use of Proceeds" section hereof for a detailed discussion of receipt by the Company of less than the maximum amount of funding pursuant to this offering. In any event, the Company will require at least 25% of the maximum amount ($275,000) in order to remain viable. If the Company is able to raise only $275,000 either through this offering or other additional capital financing (which currently, the Company has no plans or prospects for such additional capital financing), the Company will eliminate the pour through water pitcher, sports drink and the energy drink from its current business plans. It will have to focus on the bottled water. The Company will determine internally and with its manufacturers reps at the time it hire them how best to place the product, and to give the company a immediate impact in the marketplace, not to proceed with pour through water pitcher the sports drink and energy drink which will save on a large outlay of funds. By focusing on the water the company will attempt to gain maximum exposures with the limited product placement.

Dividend Policy: The Company has never declared or paid any cash dividends on its capital stock and does not expect to do so in the foreseeable future. The Company anticipates that all future earnings, if any, generated from operations will be retained by the Company to develop and expand its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Item 6. Description of the Business

The Business of the Company

ProConcept Marketing Group, Inc. ("ProConcept" or the "Company") is engaged in the business of marketing, selling and distributing "functional" drinks and water, primarily under the MoDo(R) brand name.

ProConcept will link high profile athlete/entertainer and trend-setters to a vast array of proprietary consumer products while being either directly or indirectly involved with the manufacturing and distribution of these items. The athlete/entertainer or trend-setter may be on a national or regional basis.

Management believes that ProConcept is ideally positioned to develop partnerships that elevate not only our own product lines but our clients' visibility, establish instant credibility and ensure success. Our experience in negotiation and understanding of the marketplace enables us to identify mutually beneficial opportunities and relationships.

Companies frequently contact us expressing a desire to seed their product within the sports/entertainment community. The goals of the companies are consistent: to raise product and brand awareness and establish their product as something that is "cool" and wanted by these high profile individuals.

ProConcept gives access to high profile athlete/entertainer and trend-setter endorsers for our own company and other company's products to help in the awareness of both brand and visibility, which our clients would otherwise not have. With relationships with previous and current NFL, and NBA players coupled with a network of agents, and business managers.

Like any other marketing campaign, the success of the placement effort is measured by the proper planning prior to seeding the products. ProConcept can place products in one or many specific geographic or demographic markets that best suit your company's goals.

Whether your company is looking for quotes from notable athletes or product visibility in front of the highly impressionable fans, we can help you reach these goals.

Management believes that the Company's ever (expanding or changing) product library will vary as shelf life comes and goes, but the founding partners' network of athlete/entertainer and trend-setter contacts will always remain. This premier service will allow ProConcept to keep pricing power over time. Our business model has unique strength with low overhead expenses. It revolves around both product production and a fee-based, annuitized revenue streams from marketing and promotional contracts negotiated from normally one to three years and exclusive and proprietary products.

ProConcept is targeting the 175 million active Americans who strive for a healthy lifestyle. Consumers and corporations strive for value in the marketplace. This fundamental need will drive revenues at our company. Firms need a cost effective way to market their products with athlete/entertainer and trend-setter across the country. The energy drink and bottled water segment is the fastest growing beverage group. The opportunity to capitalize on this growth is imminent, with bottled water sales over 10 Billion and the energy drink market more than 4 billion.

The Company is committed to solid systematic profitable growth through the expansion of its talent and product lines. Management believes that the Company will continue to aggressively pursue its Athlete Management endeavors by finding new players to join the ever-growing stable of professional athletes that currently represents our products.

Water, Oxygenated, flavored and nutraceutical

The Company's is developing Super Oxygenated water which is not just water; it has up to ten times the oxygen saturation of regular water. The 20 oz bottle with electrolytes, calcium, potassium and magnesium the water will be unique with a double sided label as you can see through the front of the bottle to the high profile athlete/entertainer and trend-setter on it on the inside with all their current stats on the bottom as an ESPN style ticker. The Company will offer this product both flavored and natural. The Company anticipates that its Super Oxygenated water will be distributed beginning May or March through United Distributors in Atlanta Georgia, who has distribution in Georgia and affiliation with 13 other states. The majority of the distribution will take place in convenience stores, gas stations and grocery stores.

The flavored and nutraceutical water will be an alternative to plain water or oxygenated water because of its light flavor; it will help people drink more which in turn helps them stay better hydrated. It will also be in a 20 oz bottle with B vitamins (Niacin, B6, Pantothenic acid) that aid in energy metabolism as part of a daily diet. The water will be in a unique double sided label as you can see through the front of the bottle to the high profile athlete/entertainer and trend-setter on it on the inside with all their current stats on the bottom as an ESPN style ticker or a full wrap with four color process and 4 additional colors.

Tests indicate that O2 positively affects cardiovascular and muscular performance and endurance. The consumption of oxygenated water and other beverages has been shown to increase the oxygen content of the blood, resulting in a lower, healthier pulse rate therefore, and enhancing athletic performance. O2 is not just good quality water, but it is performance water.[1]

ProConcept intends to target the 175 million active Americans between 6 and 60 who strive for a healthy lifestyle. Consumers and corporations strive for value in the marketplace.

Bottled water has always had a healthy image, but the growing of number of products offering additional health benefits mean that water has now become a major part of the functional food market.

While the late 1990s saw the launch of a number of waters containing caffeine, the most recent developments is the introduction of caffeine-free water which contains other natural ingredients designed to give a similar energy boost. Among these energy-boosting drinks are oxygenated bottled waters, which claim to enhance physical performance, fight fatigue and shortness of breath, accelerate recovery time after exercise, improve mind clarity, stamina and endurance and reduce cramps and muscle soreness.

U.S. Bottled Water Market, Producer Revenue 2000-2005
Year – Million of Dollars
2000 $6,113.0
2001 $6,880.6
2002 $7,901.4
2003 $8,526.4
2004 $9,169.4
2005 $9,803.0 projected[2]

Whatever the case, in 1988, this quirky Canadian passion for water fuelled the humble origins of the Clearly Canadian Beverage Corporation. Based in Vernon, British Columbia, this spirited little start-up introduced a line of sparkling flavored waters that helped usher in a whole new era in beverages - blazing the trail for what is now known as the Alternative Beverage category, a category currently estimated at $14-billion within North America alone.

In our ongoing relationships, we will attempt to stay ahead of the competition by releasing new bottled water extended product lines with beneficial enhancements. And

[1] John J. Duncan, Ph.D. Texan Woman's University, Center for Research on Women's Health, Denton, Texas Publication Number: A2005 • Publication Date: August 1997.
[2] 2005 New Age Beverages in the U.S. (August 2005) 850 Third Avenue, New York, NY 10022 Tel: 800-275-4630 | Outside U.S.: 212-688-7640 | Fax: 212-826-1255.

we are in development with a product that, we believe, will revolutionize the bottled water market.

Energy Drink

Our energy drink is in a 12oz slim style aluminum can different from the standard 12 oz soda can. The can will bear the name Modo Energy and we anticipate that it will have the signature of the athlete on it with his/her likeness. The slim style can offers several advantages. The can is 1" higher than both the 8.3 oz can and the 12 oz standard can. The second advantage is the can has a 15% less diameter which takes up less shelf space.

Management believes that sports and energy beverages are key segments of the burgeoning functional beverage market. Sports drinks, featuring carbohydrates and electrolytes, are marketed as a source of fluid replacement and as thirst-quenchers for athletes and others engaged in strenuous activities. Energy drinks containing amino acids, vitamins and herbs are designed according to the leading manufacturer, to heighten stamina, reaction speed, concentration/mental alertness, stimulate metabolism, and foster an "overall feeling of well being."

The more than $1.1 billion energy drink market has experienced phenomenal growth of over 700% in current terms between 2000 and 2005. Teens and young adults remain the primary target of manufacturers, and marketers have thoughtfully positioned their beverages in the marketplace, creating an energy drink for every young lifestyle. Many, linked to extreme sports, represent adventure and rebellion. Others seem to offer a party image. Some niche brands have aligned with personal interests, such as music and spirituality, we anticipate aligning ourselves with the more mainstream athlete/entertainer and trend-setter endorsers.[3]

The tremendous sales growth of this category has been driven by the right product meeting the right group in the right place. Management believes that young people seek a way to get the most out of their free time and fun time; added energy is a solution. Furthermore, this group often visits convenience stores, which sold nearly half of all energy drinks (off-premise) in 2004.

Sports Drink (Isotonic, Hypotonic and Hypertonic)

We have an isotonic sugar based drink, a hypertonic sugar based drink and a hypotonic sugar free drink, and they all have Vitamin A, Vitamin C, Vitamin D, Vitamin B12, Vitamin B6 and Niacin in them. Our packaging will be a full wrapped 20 oz unique bottle with a ball at the mouth of it and we anticipate that a high profile athlete/entertainer and trend-setter will be on it with a copy of the signature for a personal touch. The packaging will be a four color process with 4-6 additional spot colors printed in a flexographic printing style. Not only will our sports drink have higher vitamin and

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[3] [3]Energy Drinks in the United States. Mintel, July 2005, Pages: 68
http://www.researchandmarkets.com" __www.researchandmarkets.com.

mineral content than the main stream sports drinks but it will be an athlete endorsed product at a competitive price to other sports drinks. People buy these based on three main principles: price, taste, marketing/novelty we hope to meet all three.

For many athletes, especially those who compete in endurance sports, drinking liquids that will replenish the amount of carbohydrate being used by the body is essential. If this does not happen, the athlete can become dehydrated and fatigued very quickly, when choosing a sports drink, a person must look at several factors. Not only does the drink have to have the necessary nutrients, but it should also taste good. Sports drink is a beverage that contains carbohydrates and other supplements to help replenish fluids and nutrients used during vigorous exercise and sporting events.

Growth driven by reaching new demographic groups and not by cannibalizing market share and water is the greatest competition for "share of thirst" during activity. New formulae of sports drinks blur the definition of the category but bottled sports drinks outsell other forms and flavor is key.

1. Isotonic Fluid
    - Electrolytes and 6-8% carbohydrate
    - Quickly replaces fluids lost by sweating and supplies a boost of carbohydrate.
    - Choice for most Professional Athletes (due to the level that the play and use energy).

2. Hypotonic Fluids
    - Electrolytes and a low level of carbohydrate
    - Quickly replaces fluids lost by sweating.
    - Suitable for all athletes who need fluid without the boost of carbohydrate (weekend warriors, everyday exercise and runners).

3. Hypertonic
    - High level of carbohydrate
    - Used to supplement daily carbohydrate intake normally after exercise to top up muscle glycogen stores.
    - Suitable for ultra distance events where high levels of energy are required and hypertonic drinks can be taken during exercise to meet the energy requirements.
    - If used during exercise, hypertonic drinks need to be used in conjunction with hypotonic drinks to replace fluids.

Water filter cartridges and pitchers

We believe that our water filter cartridge will be a direct replacement for Brita and Pur. The material used in it are all green friendly, coconut-shell with a silver charging of 0.05 % plus Ion-exchange resin HP. The packaging used will not be branded with our name giving retail store a private label with their packaging design which they will supply to us. The cost savings to not only the retail outlet but also the consumer will be significant up to 40% off major brands.

Americans are parched, according to a new survey. While people surveyed said drinking water is the easiest change to improve their health, less than half are actually drinking the recommended eight glasses of water a day. According to the survey of 1,000 adults nationwide, people are more likely to check the weather (69 percent) or have a caffeinated beverage (58 percent) than drink eight glasses of water a day (40 percent). Yet more than a third of Americans choose "drinking more water" as the easiest health-improving lifestyle change they could make. Getting more exercise trails behind at 28 percent, followed by eating more fruits and vegetables (20 percent) and getting more sleep (13 percent). Making water more of a part of your daily routine, instead of that daily cup of coffee, doesn't have to be a drastic change.

The slower water passes through a filter, the more contaminants can be removed. A "pour-through" filter may have some effect, but it doesn't remove contaminants such as dissolved lead, fluoride, dissolved gaseous pollutants, bacteria, etc. however, it will generally remove parasites. Although filtration products do have many limitations, activated carbon filters can do a good job of reducing a limited range of contaminants, removing odors and enhancing the taste of drinking water.

A typical water filter passes the water slowly through a replaceable cartridge containing a mixture of food-grade chemicals. It appears to combine 3 techniques to improve the water quality:

1. Activated Charcoal
   The water seeps through beads of "activated" charcoal. This specially prepared form of charcoal exhibits a massive "surface area" which attracts and traps impurities such as chlorine and many organic compounds. Eventually, after prolonged use, the charcoal becomes saturated with these impurities and so cannot adsorb any more. Further, over time bacteria can grow on the charcoal, potentially posing a risk to the purity of the water. This is why it is best to store the water filter in a refrigerator, as the lower temperature reduces the speed of bacteria growth.

2. Ion Exchange Resin
   The water passes across beads of Ion Exchange Resin. A typical Ion Exchange Resin is Sodium Aluminum Silicate, known as "Zeolite". Hard water contains minerals, which contain calcium and magnesium in their chemical structure. The resin contains sodium in its chemical structure, but has a "preference" for calcium and magnesium. The water passes through; the resin absorbs some calcium and magnesium, giving up some Sodium in return. This produces "softer" water. Eventually, when the resin has given up all its sodium, it ceases to soften the water.

3. Strainer filter or mesh bottom

A simple fleece fabric filter bottom at the outlet of the cartridge allows the water to pass through, but retains the mixture of activated charcoal and ion exchange resin in place. It also helps remove dust and other particles, enhancing the clarity of the water.

It's no secret who the major players are in the beverage industry. Coca-Cola, PepsiCo dominate all segments. Most of their success stems from early sports star endorsement deals. But in each category, if we can get a double digit percentage of sales on a regional level, then we will experience extremely high returns on investment.

In 2004, estimated wholesale dollar sales of commercial beverages in the US reached $221.3 billion. Of this total wellness and functional RTD (ready to drink) beverages had sales of more than $75 billion. Children, teens, young adults, weekend warriors and Hispanics are key demographic growth drivers, along with health and wellness enthusiasts, who always represent a key trend. Convenience and economy drives retail trends.[4]

We will work to position ourselves nationwide, but initially focus on markets where an athlete's image has already been established in regions where athlete was born/raised (hometown), then college region (alumni are loyal and supportive of those superstars that helped their school, and of course professional team/area. By leveraging that brand following, we believe that we will be poised to reach consumers who have not made a clear choice of brands or who would like to try something new due to a exciting packaging design or would easily swapped to a product that is priced competitively especially if they can mimic a stars likes/tastes.

Non Alcoholic Beverages are the #2 purchase in C-stores

With over 86,000 convenience stores (typically defined by a sales of milk, bread, beverages), management will look to sell through a minimum of 2,000 locations.

Grocery Stores – the Company will have to rely on broker networks.

According to a recent slotting fee study done by AIMS, the cost of slotting just one item across all U.S. markets is approximately $1.2 million for a food item (such as potato chips or cereal), $1.1 million for a perishable item (such as butter or chilled juice) and $473,000 for a general merchandise item (such as batteries or mascara). The cost breaks down to $23 to $75 per store - for just one item. Thus if you sell cooking oil and you have three different flavors, you must pay a slotting fee for each flavor Companies like AIMS work with manufacturers to create traded promotional programs that convert some or all of the slotting costs into productive expenditures, such as designing and running an agreed-upon number of radio and newspaper ads in a certain market.

[4] [4]Sports Drinks in the United States. Mintel, Feb 2005, Pages: 97
http://www.researchandmarkets.com" __www.researchandmarkets.com.

Management believes that a company like AIMS is of great assistance when negotiating slotting fees, because they're determined individually with each grocery store chain either through the broker or in person. Since standard slotting fees do nothing to build sales volume, AIMS has been working with manufacturers to create traded promotional programs that convert some or all of the slotting costs into productive expenditures, such as designing and running an agreed-upon number of radio and newspaper ads in a certain market. With such fees sometimes totaling millions of dollars, having that money go toward building volume can create brand awareness while producing revenues.

Unconventional Retail Outlets – sponsorship deals with a retail store, or put together an endorsement deal (i.e. Ikea, or Lowes) then the Company can get shelf space through using the athletes.

Water

Distribution Plan- Target Convenience stores (7,000 cases – 24 pack - or only 174 bottles per each store to break even) and Grocery Stores

We will be focusing on the Southeast, Northeast and Western markets which comprise more than 65% of the wholesale dollar by region (source beverage marketing). These areas are where we have an abundance of relationships with talent to use as endorsees. Obviously the larger the "star power" the lower the barrier of entry into C-Stores and Grocery Stores.

- Label vendors have provided us with pre-production mock-ups, however final outputs are dependant on the market/talent we decide to pursue. At that point photos will need to be taken ($1500) and stats/layout design will be completed by designer ($1500). There is a die charge for each athlete of $500 to produce individual labels
- Distribution – we have spoke with Meijers and United Distributors, and their distributor about this product.
- Athletes – depending on market (which distributor will assist in selling efforts) , athletes may take $15,000-$25,000 cash and stock – and they prefer to be paid in cash for any "on-site" visits.
- Our water products will need to fight for shelf space in the C-Stores and Grocery Stores with the lower price waters, as well as the national products under the Coke, Pepsi and Nestle brands. Our competitive edge can be in the possible memorabilia/sweepstakes marketing programs that we can tie back into our athletes.
- Our strategy for the Retail / Big Box stores will be linking our bottled water products, with our pitchers and filters. We have a lot of packaging and branding proposals that will set us apart fro the traditional waters on the shelves.

Sports drink

Distribution Plan- Target Convenience stores, Grocery and Retail Stores

We will be focusing on the Southeast, Northeast and Western markets which comprises more than 65% of the wholesale dollar by region of also the Sports drink market. (source beverage marketing). These areas are where we have an abundance of relationships with talent to use as endorsees. Obviously the larger the "star power" the lower the barrier of entry into all outlets.

- We have a proprietary bottle that we believe NO OTHÈR current sports drink has, and with our design we will at the very least will get a "first pull", we feel our flavor and nutritional value is superior to the current sports drinks.
- We have many options for unique, creative and eye-capturing designs. Label vendors have provided us with pre-production mock ups, however final outputs are dependant on the market/talent we decide to pursue. At that point photos will need to be taken ($1500) and stats/layout design will be completed by designer ($500). There is a die charge for each athlete of $1000 to produce individual labels
- Distribution – we have spoke with Meijers and United Distributors, and their distributor about this product.
- Athletes – depending on market (which distributor will assist in selling efforts) , athletes may take $15,000-$25,000 cash and stock – and they prefer to be paid in cash for any "on-site" visits.

Energy drink

With Caffeine being a major part of the competitions core ingredient, we are looking to provide a more beneficial and natural "punch". About half of the adult population in the US drinks coffee every day. We want to offer a combination of the energy and not succumb to dehydration that drinks high in caffeine may cause.

Distribution Plan- Target Convenience stores, Grocery and Retail Stores
We will be focusing on the Southeast, Northeast and Western markets which comprises more than 65% of the wholesale dollar by region (source beverage marketing). These areas are where we have an abundance of relationships with talent to use as endorsees. Obviously the larger the "star power" the lower the barrier of entry into all outlets.

- We have many options for unique, creative and eye-capturing designs. Distribution – we have spoke with Meijers and United Distributors, and their distributor about this product.
- Athletes – depending on market (which distributor will assist in selling efforts), athletes may take $15,000 - $25,000 cash and stock – and they prefer to be paid in cash for any "on-site" visits.

Filter cartridges

The Company plans to have a complete line of home water filtration products that will be brought to the masses through specialty stores. In that regard, on June 1, 2006, Joel Stohlman, Chairman and President of the Company, entered into a license agreement with EDMS Ltd. with respect to certain water filtration products owned by EDMS. The license agreement was assigned to the Company by Mr. Stohlman. The license agreement provides the Company with exclusive distribution rights to the water filtration products within North America for a term of three years unless otherwise terminated by either party with 180 days prior written notice. The license agreement provides that the Company will purchase products directly from the EDMS Ltd. at product price lists provided by EDMS Ltd. which may be amended by them from time to time. All orders of the Company received by EDMS Ltd. pursuant to the license agreement are subject to the approval of EDMS Ltd. The license agreement does not provide for any renewal terms.

It will strive to promote a healthy, athletic lifestyle essential to a progressive society. We can offer a premium package at a reasonable price that customers can't find anywhere else in the marketplace.

This premier product will allow the Company to keep pricing power over time. The business model has unique strength with low overhead expenses.

Aqua Vitalis is attempting to establish itself as one of the premier brand name. The objective is to become the best platform for which strategic partners can approach to launch or develop their products. In more quantifiable terms, the Company's goals are:

1. Launch and develop Aqua Vitalis Water pitcher and cartridges in the United States. The goal is to take 10% of the market leader, Brita in the amount of cartridges sold within the United States in two years in the specialty stores. We forecast that to achieve this, we must sell 600,000 cartridges in the US by the year 2008.

2. The Company will attempt to brand the Aqua Vitalis logo as a premier trademark and capitalize off this notoriety.

The Company's' mission is to bring great products that promote a healthy, athletic lifestyle to the Specialty marketplace.

The keys to success for Aqua Vitalis are getting great "sell through" of refillable replacement cartridges.

From our previous experience, we expect the value that celebrity endorsements will bring both to the product awareness, and the marketing strategy.

Product Name/Item	Time to produce Item	Status	Supplier	Minimum to order
Athlete Acquisition	Once public we can offer stock (7 days ~)	On going basis	Employee	5
Isotonic/Hypotonic/hypertonic drink				4,800 cases
Plastic bottle	6-8 weeks initially (2-4 days after initial order)	Waiting for funding	Ball Corporation	170,000
Plastic Cap	5-7 days	Waiting for funding	Ball Corporation	170,000
Artwork for Wrap	7-14 days	Started	Lunar Light	170,000
Artwork for master carton	5-10 days	Waiting for funding	Lunar Light	1
Drink Concentrate	5-7 days (formula complete)	Waiting for funding	Jus-Made	Enough for 4,800 cases
Production Fulfillment	2-4 days based on production openings	Waiting for funding	Depends where distributed	1
Shipping	shipping 2-3 days	Waiting for order	independent Truck lines	1
Water				3,200 cases
Plastic bottle	2-8 weeks (2-4 days after initial order) depends on bottl	Waiting for funding	Amcor/Ball	50,000
Plastic Cap	5-7 days	Waiting for funding	Amcor/Ball	50,000
Artwork for Wrap	7-14 days	Started	Lunar Light	170,000
Artwork for master carton	5-10 days	Waiting for funding	Lunar Light	1
Water Manufacturer	5-7 days (formula complete)	Waiting for funding	WaterOne	1
Production Fulfillment	2-4 days based on production openings	Waiting for funding	WaterOne	1
Shipping	shipping 2-3 days	Waiting for order	independent Truck lines	1
Energy Drink				4,800 cases
12 oz Slim Can	2-4 weeks initially (2-4 days after initial order)	Waiting for funding	Rexam Corporation	150,000
Artwork for can	7-14 days	Waiting for funding	Lunar Light	150,000
Artwork for master carton	5-10 days	Waiting for funding	Lunar Light	1
Drink Concentrate	5-7 days (formula complete)	Waiting for funding	Allen Flavors	Enough for 4,800 cases
Production Fulfillment	5-7 days based on production openings	Waiting for funding	Depends where distributed	1
Shipping	shipping 2-3 days	Waiting for order	independent Truck lines	1
Water Filters & Pitchers				100000 pieces
Order From Switzerland	4-6 week (shipping via container)	Waiting for funding	edms Ltd. Corp	1
Artwork	2-4 weeks	Waiting for funding	Lunar Light	1
Artwork for master carton	5-7 days	Waiting for funding	Lunar Light	1

Project Name	Estimated Start	Estimated Finish	Estimated Days
Isotonic/Hypotonic/hypertonic drink	25-Oct-2006	15-Jan-2007	80
Water	20-Oct-2006	10-Dec-2006	50
Energy Drink	15-Nov-2006	15-Jan-2007	60
Water Filters & Pitchers	25-Oct-2006	15-Jan-2007	80
Athlete Acquisition	15-Oct-2006	22-Oct-2006	7

Currently, ProConcept is meeting with several prospects for both product selection and endorsees.

Co-Packing Arrangements

We have access to use more than 20 co-packers, or bottlers. They are strategically located throughout the United States, to produce our premium beverage products for us under formulation requirements and quality control procedures that we specify. We select and monitor the producers to ensure adherence to our production procedures. We will regularly analyze samples from production runs and conduct spot checks of production facilities. We supply most packaging and raw materials and arrange for their shipment to our co-packers and bottlers.

Operation Plan

The Company is now poised to actively enter the consumer market for water, sports drinks and energy drinks. Over the last six months, the Company has secured a product portfolio and developed initial packaging design as follows:

- Formulary Development
  - ➢ Superoxygenated water: the electrolyte, calcium, potassium and magnesium enriched water has been developed. Adding flavoring, should the consumer demand exist, is a trivial process.
  - ➢ Nutraceutical water: the B Vitamin enhanced water has been developed in natural, berry, orange and lemon flavors.
  - ➢ Energy drink: the 12 oz Modo Energy product has been developed.
  - ➢ Isotonic sports drink Blueberry, Fruit Punch, Orange, Strawberry Kiwi and Lemon
  - ➢ Hypotonic sports drink Blueberry, Fruit Punch, Orange, Strawberry Kiwi and Lemon

- Package Design
  - ➢ Superoxygenated and Nutraceutical water: A 20 oz bottle with a unique double sided label allowing a consumer to through the front of the bottle has been designed. This will allow consumers to view a high profile athlete/entertainer and trend-setter on the inside of the bottle with current statistics on the bottom as an ESPN style ticker
  - ➢ Energy drink: The Modo Energy 12oz slim style aluminum can, different from the standard 12 oz soda can, has been developed. The can will bear the name Modo Energy we plant o have the signature of athlete endorsers and likenesses on the can. The slim style can offer several advantages. The can is 1" higher than both the 8.3 oz can and the 12 oz standard can. The second advantage is the can has a 15% less diameter which takes up less shelf space.
  - ➢ Isotnoic / Hypotonic sports drinks: Packaging design that includes a full wrapped 20 oz unique bottle with a ball at the mouth has been completed. We anticipate adding endorser likenesses along with a copy of the endorser signature for a personal touch. The packaging will be a four color process with 4-6 additional spot colors printed in a flexographic printing style.

- Initial Sales Efforts

  In addition to the efforts of the CEO and the Chief Marketing Officer, the Company has already engaged the services of four (4) independent sales representatives 1). Alexandria VA, which covers VA, NC, SC, Washington DC, and MD. 2). Ann Arbor MI, which covers MI, OH, WI and TN. 3). Bentonville AR, which covers AR (Wal-Mart/Sams Club). 4) San Francisco CA, which covers CA, NV and NM. These independent sales representatives are compensated on a commission only basis. These sales reps have already initiated conversations with a number of potential distribution outlets.

- Initial Endorser Discussion

Our company will use athlete/entertainers as a spokesperson to deliver our advertising message and convince consumers of our brands. The reason for using celebrities as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. They increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the 'black box' of celebrity endorsement.

Phase I

At this point, the Company's immediate goals are three-fold: (a) complete needed artwork to finish the packaging design process, (b) produce appropriate collateral materials including tear sheets and a corporate website and (c) manufacture production samples for use by sales representatives (see below) in securing distribution conduits.

Artwork - $15,000

The current status of the artwork for all products is in the preliminary stages, we have received various C-Prints which Lunar Light Design has furnished us. The approximate time to complete final artwork for all products is 30 to 45 days depending on Lunar Light Designs work load. The Company does not have an agreement with Lunar Light Design.

Collateral Materials - $15,000

In order to proceed with opening distribution channels, sales representatives will need collateral materials, particularly product data sheets. Additionally, sales reps must be confident that prospects can be directed to an exciting and functionally informative website. To that end, the following initiatives are planned:

- Data sheets: Once artwork is complete and samples are produced, data sheets on all products can be made by Lunar Light Design the approximate time on all data sheets is 14 days. The Company does not have an agreement with Lunar Light Design.
- Website: In the competitive consumer products arena, an effective website is of critical importance. The website will be implemented by Global Media Design who designed Terrell Owens, Barron Davis, Edgerrin James and many more professional athletes' web sites. The site will be not only informational but will have a shopping cart and distributor login to place or view status of orders. This will take approximately 14 day. The Company does not have an agreement with Global Media Design.

Production Samples - $100,000

In order to continue the initial efforts already begun in opening distribution outlets (see below), it is imperative that the Company have in hand finished goods to showcase to prospective retail outlets. As such, the Company needs to secure a container (minimum order approximately 25,000 pieces) of each core product (superoxygenated water, nutraceutical water, energy drink, isotonic drink, hypotonic drink). Each container load will require approximately $20,000 in capital outlay.

Isotonic/Hypotonc Sports drink- The manufacturer will be Jus-Made which will take approximately 6-8 weeks depending on bottle production.

Water- The manufacturer will be Water One which take approximately 2-8 weeks depending on bottle supply.

Energy Drink - The manufacturer will be Allen Flavors which take approximately 2-4 weeks depending on bottle supply.

The Company does not have an agreement with either Jus-Made, Water One, and Allen Flavors. Mr. Stohlman, President and Director of the Company, has worked with each of Jus-Made, Water One and Allen Flavors in the past on a project by project basis.

Sales Efforts

Once the production samples have been manufactured (and the collateral material completed – which should occur concurrently), the Company will intensify its selling efforts. Immediate contact will be made with those distribution outlets currently considering the Company's products and appointments for full "pitch" meetings will be scheduled.

Endorser Sign Ons
The athlete/entertainers will be brought into the company by Ray Buchanan. Once the company goes public and products have been produced Ray Buchanan can secure the athletes to a signed contract. We plan on initially signing 3 NBA players and 2 NFL players, there will also be associated costs with the athlete signups (approximately $30,000-$50,000) which will be considerably less than industry standard due to the relationship the Ray Buchanan has with these individuals.

Phase II

At this point, the Company's primary goal will be to "open" 1-5 key distribution channels. Achieving this goal will include working existing leads, as well as sourcing additional prospects. In order to achieve the latter, the Company will seek to retain additional sales representatives, increasing the number of representatives by 10-15 (for a total of 14-19 sales representatives). This should allow the Company to fully cover the contiguous United States. The Manufacturers Representatives Educational Research Foundation (MRERF) is an easy source to find manufacturers reps for the beverage industry. In addition to MRERF there are numerous beverage magazines which list rep organizations looking for work.

The Company anticipates that Phase II will last approximately 90 days (1 quarter). Key elements of this part of the operational plan will include the following:

Prospect Presentations

We plan on making product presentations to approximately 5 major retailers over the course of the next quarter. The presentations will include not only the manufacturer's rep but also an athlete which will give credibility to the product. There will be considerable travel/entertainment expenses that go along with this, approximately $5,000 per visit.

Marketing Allowance / Slotting Fees

Once the product is sold into the store we may need to offer marketing and advertising money for circular fliers, markdowns and specials pricing during certain times of the year. A typical dollar amount usually ranges from $50- $100 per store per location or $75,000 to $150,000.

Production Samples

With a container (approximately 25,000 pieces) of samples this will be enough to last throughout the year. The samples will be given to the manufacturers reps, stores and athletes.

Adding Endorsers

Once the Company has begun initial sales in distribution channels, it will seek to expand its portfolio of athlete and entertainment endorsers. It is anticipated that this process will be the foundation of the company where we will soon have a portfolio of 15-20 high profile athletes/entertainers that we will use to endorse or products regionally as well as nationally. There will be considerable cost for the signing bonuses ranging from $30,000 to $50,000 per athlete/entertainer.

Costs of Manufacturing

Although the Company expects the cost of goods to be approximately 56%-60%, the Company does not anticipate utilizing the bulk of proceeds from the Offering for the purpose of manufacturing product. Instead, the Company believes that other financing mechanisms exist for the manufacturing costs. We plan on using a factoring company for the PO's and purchasing of our raw material, which will give us several advantages initially: Immediate increase in cash flow, Offer credit terms to customers. Unlimited capital, build credit and give us financial flexibility

Phase III

In Phase III, anticipated to last an additional calendar quarter, the Company should be accelerating sales growth and expanding the business. At this point the Company will be focused on three core goals (a) fostering re-orders from those distribution outlets carrying product (b) expanding the products into other "doors" within existing distribution customers carrying the product and (c) opening additional distribution channels for the product.

Fostering Re-Orders - $200,000

The initial sale is one aspect of the business but more importantly is the sell through of the product, this is where the athletes play an important role with point of sale material, store appearances, promotions, contests and radio. The costs on this vary depending on the number of locations that the chain has, on average the cost for POS will range from $5.00 to $25.00 per location depending on the distribution channel.

Expanding "Doors" - $250,000

Once the initial chains are sold we will initially be using selective distribution style by contacting regional distributors such as United Distributors for a concentrated effort where the athlete is located. We plan on using brokers and independent reps as well as our connections to the distribution channels. We will then move to the intensive distribution style where nationwide distributors such as McLane and Cisco will be contacted, we will need money for slotting fees, appearances, radio, print ads and promotions yearly theme recommended based upon region.

Prospect Presentations

We plan on making product presentations to approximately 12 major retailers over the course of this quarter. The presentations will include not only the manufacturer's rep but also an athlete which will give credibility to the product. There will be considerable travel/entertainment expenses that go along with this, approximately $5,000 per visit.

The above detailed Phases are based upon the Company receiving the Maximum Amount pursuant to this Offering. If the Company fails to raise the full funding and only raises 75% of the maximum amount ($825,000), the Company will have to eliminate the sports drink from its current business plans. We will then focus on the bottled water, energy drink and pour through water pitcher. We will determine internally and with our manufacturers reps at the time we hire them which of the three product should be focused on and which would give the company a more immediate sale or impact in the marketplace, not to proceed with the sports drink will save funds due to the quantity that has to be purchased. By focusing on the water energy drink and pour through water pitcher the company will attempt to gain maximum exposure.

If the Company fails to raise the full funding and only raises 50% of the maximum amount ($550,000), the Company will have to eliminate both the sports drink and the energy drink from its current business plans. We will then focus on the bottled water and pour through water pitcher. We will determine internally and with our manufacturers reps at the time we hire them which product should be focused on and which would give the company a more immediate sale or impact in the marketplace, not to proceed with the sports drink and energy drink will save on a large outlay of funds. By focusing on the water and pour through water pitcher the company will attempt to gain maximum exposure.

If the Company fails to raise the full funding and only raises 25% of the maximum amount ($275,000), the Company will have to eliminate the pour through water pitcher, sports drink and the energy drink from its current business plans. We will have to focus on the bottled water. We will determine internally and with our manufacturers reps at the time we hire them how best to place the product, and to give the company a immediate impact in the marketplace, not to proceed with pour through water pitcher the sports drink and energy drink will save on a large outlay of funds. By focusing on a the water the company will attempt to gain maximum exposures with the limited product placement.

Competition

ProConcept's mission is to bring to the mass marketplace products that promote a healthy, athletic lifestyle. Our target market is the segment of the population that strives most for that active lifestyle. The firm has chosen the demographic ages of 6 - 60 years old to represent this active population. As ProConcept is aimed at the athletic American, its target market is segmented into the male and female US population. .Since males and females have distinct tastes and buying patterns, ProConcept is breaking down the gender line to target each effectively. Each gender will respond to different distribution channels and different marketing tactics. The products offers a bridge to all race and income gaps, so there is no need to segment further in these categories.

Management believes that the US population is constantly striving to increase athletic performance. Athletic success is one of the most notable accomplishments in American society. Americans try to enhance performance with the use of every type of drink. The human spirit drives this underlying need and market trend.

The soft drink market is mature and has slow growth, but the bottled water and energy drink segment is in an explosive growth stage. Differentiation is the key concept in obtaining "sell through" within any segment of the marketplace. ProConcept services address this trend towards a cluttered marketplace. Products coming to market must have some sort of differentiating marketing plan, and the athlete/entertainer and trend-setter endorsers will help us reach our goal.

Water

The U.S. bottled water market is comprised of three segments: domestically produced non-sparkling water, domestically produced sparkling water and imported water, which constituted approximately 65%, 21% and 14%, respectively. The domestically produced non-sparkling water category includes natural spring water obtained from naturally occurring springs, well water, distilled water and purified water. Unlike other beverages, bottled water serves both as a tap water substitute and a refreshment beverage.

Contributing to the growth in consumption of non-sparkling water are consumer trends including health and fitness awareness, municipal tap water quality concern and maturing soft drink demand, as well as consumer demand for convenience and innovative packaging. Bottled water, particularly when packaged in premium PET bottles with sport caps, appeals to consumers who are sports enthusiasts or whose lifestyles are oriented to health and fitness. According to Beverage Marketing, consumers' concern over the quality of municipal water supplies has contributed to an increase in bottled water consumption. Bottled water has also become an alternative to other beverages, including soft drinks. Bottled spring water is natural and caffeine and additive free. These attributes and the increased availability of convenient packaging for natural spring water have contributed to the increase in bottled water consumption.

Non-sparkling bottled water is generally sold to end users through four channels. According to Beverage Marketing, the total share of the bottled water market for each channel is as follows: off-premise retail, which consists of supermarket, convenience store and drug store chains and other similar retail outlets (67.9%); home and office delivery which primarily consists of 5 gallon containers (13.0%); on-premise retail, which includes restaurants, delicatessens and other similar sites (11.3%); and vending (7.8%).

Non-sparkling bottled water is generally delivered to customer locations through direct-store-delivery ("DSD") or warehouse distribution systems. DSD involves delivery of the product directly to the store's location where consumers may purchase the product. Warehouse distribution systems involve the delivery of truckloads of palletized products to the warehouses of regional customers which, in turn, deliver the product directly to the customer's retail sales locations.[5]

U.S. bottled water sales and consumption continue to rise, as consumers increasingly choose bottled water over other commercial beverages. This upward trend was reflected in 2005 when total bottled water volume exceeded 7.5 billion gallons, a 10.7 percent increase over 2004; and the 2005 bottled water per capita consumption level of 26.1 gallons increased by over two gallons, from the 23.8 gallons per capita the previous year. Additionally, the wholesale dollar sales for bottled water exceeded $10 billion in 2005, a 9.2 percent increase over the $9.2 billion in 2004. These statistics demonstrate continued consumer demand and appreciation for the convenience and good taste of bottled water

[5] The U.S. Market for Bottled, Enhanced and Flavored Water - 3rd Edition November 1, 2003 Page 180 Packaged Facts.

brands consumed on-the-go, during exercise, at restaurants or meetings, and at home or the office. However, consumers should also know that bottled water safety and quality result from multiple layers of regulation and standards at the federal, state and industry levels.[6]

Bottled water is a trend that seemed to start strictly on status (and clever marketing) but quickly grew into one of the supermarket's largest and fastest growing categories. Consumers can now buy waters imported from over 100 different countries in all shapes and sizes as well as waters with vitamins, sugars, caffeine, bubbles and even soy, to make us want to buy and drink more. AC Nielsen reports that the fastest growing waters are those that are flavored, with a rise of 50.7% in dollars and 30.3% in units. Enhanced waters – described as waters that contain additional benefits like vitamins and minerals, have grown from just $20 million in sales three years ago to over $650 million in 2005.[7]

It is estimated that retail outlets other than grocery multiples could account for a significant proportion of sales volumes. According to a recent AC Nielsen's retail audit, a majority of bottled water retail sales goes through grocery multiples, drugstores, and C-stores. The balance is made up of gas stations, food courts, independent food shops, and grocery independents. What AC Nielsen doesn't cover, is the wide range of other outlets through which bottled water is available such as variety stores, department stores, sandwich and snack shops, kiosks, railway/airport shops, home improvement centers, etc., The fact that sales by dollar value substantially exceed volume through these smaller 'impulse' outlets, makes them a significant interest to producers of bottled water brands, particularly those who do not make their own label. These producers can largely avoid competition with their own-label brands at these outlets, and also achieve higher profit margins. From February 2004 to February 2005, bottled water sales in the convenience channel hit $1.8 billion, a 21% increase over the prior 12 months.[8]

Energy Drink

In 2005, U.S. energy drink sales grew to US$3.3 billion, up 75% from US$2 billion, making it one of the fastest growing portions of the non-alcoholic beverage market, according to Beverage Digest. Globally, the energy drink market topped $7billion in 2004.[9]

Teens and young adults remain the primary target of manufacturers, and marketers have thoughtfully positioned their beverages in the marketplace, creating an energy drink for every young lifestyle. Many, linked to extreme sports, represent adventure and rebellion.

---

[6] BOTTLED WATER: MORE THAN JUST A STORY ABOUT SALES GROWTH
April 13, 2006 V. Tom Gardner, communications manager
International Bottled Water Association (IBWA).

[7] Why DO We Drink Bottled Water? And Are Their Differences Between Products?
Published on: June 16, 2003 *SOURCE: International Bottled Water Association (IBWA).*
[8] October 4, 2002 Food and Drink Business Magazine Bottled Water - Market Assessment.

[9] March 21, 2006 Steven Teo Energy Drink [Ubercool].

Others seem to offer a party image.

The United States energy drink industry is in its infancy, high-growth stage. Many players have arrived and are arriving weekly. There are currently more than 125 energy drinks sold in the US and growing rapidly. Most are in non-descript with no financial backing and no differentiation.

Distribution in the industry varies for each competitor. Coke, Pepsi, and Budweiser have great strength in their distribution networks. Where they are weak is in their creativity and will to promote the energy drink market. They still view it as a fad and remain focused on their core businesses.

Sport Drink

Currently the largest growing segment of the sports drink market is non-athletes close to an $8 billion market. This market shift has led some sports drinks manufacturers to specifically target and develop products aimed at non-athletes, such as low-sodium or low-calorie sports drinks. The main products are still marketed to professional athletes. Non-athletes who use sports drinks should also be aware that many of them have a high level of carbohydrates. Consuming extra carbohydrates is counter-productive to weight loss, since in order to lose weight, one must consume fewer calories than one burn through exercise and normal energy expenditure.

Sports drinks are different from energy drinks. Sports drinks are intended to replenish electrolytes, sugar, water, and other nutrients, and are usually isotonic (containing the same proportions as found in the human body). Energy drinks, on the other hand, simply provide lots of sugar and caffeine.

Water filters and cartridges private labeled

Retail dollar sales of pour-through pitchers was approximately $100 million while the cartridges are approximately $300-$400 million.

The brand is now the key issue, the question is whose brand will dominate, the suppliers or the retailers. In Europe private labels, those generated by the retailer have now become a dominant issue. On average 45% of products sold in Europe are sold via private label, this compares with 25% in the USA.

Overall private labels are used to provide products with a lower price. In the USA some private label products are 25% cheaper than the brand leader.

In the last twelve months in the USA, private label growth has been 8.1% in supermarket products, 12.2% in hardware products and 12.4% in mass retailers, while drugstore produces have declined by 1.3%. The general feeling is that in times of recession, private labels increase their market share, but tend to maintain that market share as economies recover.[10]

Advantages to the retailer

- Reduce producer domination in the marketplace
- Create more dependence on the retailer by the consumer
- Customer sales increase
- An opportunity to differentiate and provide variety
- Customer loyalty in a situation where you can avoid comparisons
- Positive image building
- More freedom in your pricing strategy
- Positive control over stock keeping inventory
- Better bargaining position in a depressed economy

The main consumer advantages are

- A guarantee of the same quality for a serious price differentiation
- More variety within the category
- A trusted retail name equals trust in the product
- Product provides a need based on a want, where products were missing within the category. Ex ethnic foods, diet foods, sugar free foods and so on.

Management believes that private labeling will continue to grow. Discount stores will develop their own private labels at the expense of brand labeled products.

Apart from price driven private labels, the up market label will develop. The warning is if you have a branded product that is not a market leader then your product could be seriously under threat in the next few years.

The private label leaders	
Aldi	95% private label
Wal-Mart	40% private label

We intend to partner with high-profile athletes, entertainers and trend-setters. In people's minds, drinking or using certain products has given these athletes the ability to perform at the top of their game. People associate products with the people who represent them, just like Gatorade with such endorsers as Michael Jordan, and Lebron James, and Peyton Manning, and Mia Hamm. In most cases we intend to differentiate ourselves by packaging. We will work to position ourselves nationwide, but initially focus on markets

[10] Information Resources Inc., Chicago. May 16, 2004 Trends In Private Label Protein by Joanna Cosgrove and Joshua Lipsky.

where an athlete's image has already been established. By leveraging that brand following, we will be poised to reach consumers who have not made a clear choice of brands.

Our company intends to use high profile athlete/entertainer and trend-setters as a spokesperson to deliver our advertising message and convince consumers of our brands. The reason for using them as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. Management believes that they increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the 'black box' of celebrity endorsement.

Our central goal of advertising using the high profile athlete/entertainer and trend-setters is the persuasion of customers, i.e., the active attempt to change or modify consumers' attitude towards our brands. In this respect, the credibility of our company plays an important role in convincing the target audience of the attractiveness of our brand. Pursuing a celebrity endorsement strategy enables us to project a credible image in terms of expertise, persuasiveness, trustworthiness, and objectiveness. To create an effective message, we also have to consider the attractiveness of the spokesperson. Source attractiveness refers to the endorser's physical appearance, personality, likeability, and similarity to the receiver, thus to the perceived social value of the source. Physically attractive communicators have proven to be more successful in influencing customers' attitudes and beliefs than unattractive spokespersons. This behavior mainly goes back to a halo effect, whereby persons who perform well on one dimension, e.g. physical attractiveness/high profile, are assumed to excel on others as well, e.g. happiness and "coolness". [11]

Packaging and Pricing

Water, Oxygenated, flavored and nutraceutical

$15.00 -$20.00 per case of 24 packed in a tray with shrink wrap or a master carton box, depending on quantity that is purchased and whether it is going through a distributor or not.

Retail price $.99-$1.39 each depending on the retailer and what margins the retailers want to have.
This price is in line with all major competitors

Energy Drink

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[11] Solomon, Michael R. (2002), Consumer Behavior: Buying, Having, and Being, 5th ed., New Jersey: Prentice Hall.

$22.00 - $25.00 per case of 24 packed in a tray with shrink wrap or a master carton box, depending on quantity that is purchased and whether it is going through a distributor or not.

Retail price $1.19-$1.79 depending on the retailer and what margins they want to have. This price is in line with all major competitors with the exception of red bull which is considerably higher at $32.00-$36.00 per case

Sport Drink

$17.00 - $25.00 per case of 24 packed in a tray with shrink wrap or a master carton box, depending on quantity that is purchased and whether it is going through a distributor or not.

Retail price $.99-$1.39 depending on the retailer and what margins they want to have. This price will initially be higher due to the fact of a product that has much more vitamins and better nutritional benefits and the athlete that is endorsing it.

Water filters and cartridges private labeled

Single $3.50-$5.00 packed in a 4 color box and in a master carton of 24
Triple $8.50-$12.00 packed in a 4 color box and in a master carton of 24
Pitcher $12.00-$16.00 packed in a 4 color box and in a master carton of 4

Depending on quantity that is purchased and whether it is going through a distributor or not will affect the retail price. This price is considerably lower than all major competitors.

Success stories are obvious:

The reason they have been successful can be directly related to their association with professional athletes. Companies frequently use spokespersons to deliver their advertising message and convince consumers of their brands. A celebrity endorser is an individual who is known by the public for his or her achievements in areas other than that of the product class endorsed. The reason for using celebrities as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. They increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the use of them

We believe that we'll effectively utilize the celebrity spokesperson by assessing the meanings consumers associate with the endorser and eventually transfer to the brand. We found the athletes' personality as being an important factor in influencing "specific target groups, to which such personalities are easily recognizable and much admired." First, the meaning associated with the famous person moves from the endorser to the product or brand. Thus, meanings attributed to the celebrity become associated with the brand in the consumer's mind. Finally, in the consumption process, the brand's meaning is acquired by the customer. The third stage explicitly shows the importance of the consumer's role in the process of endorsing brands with famous persons.[12]

Water, Oxygenated, flavored and nutraceutical

The bottled water industry is highly competitive and currently annually is an approximately $10 billion industry. According to "Beverage Marketing", there are approximately 350 bottled water filling locations in the United States with sales increasingly concentrated among the larger firms. The ten largest bottled water companies accounted for approximately 88.4% of wholesale dollar sales in 1996 and in 2005 accounted for less than 44%. Nearly all of our competitors are more experienced, have greater financial and management resources and have more established proprietary trademarks and distribution networks than we do. On a national basis, we compete with bottled water companies such as Propel, Fruit O2 and Penta Hydrate. ProConcept has chosen to compete by focusing on a higher quality enriched purified drinking water and athlete endorsed with innovative packaging. Due to the proprietary nature of sales figures from the companies above the sales are estimated at between $1-$3 billion.

Energy Drink

In 2005, U.S. energy drink sales grew to US$3.3 billion, due to most of the energy drink companies being privately held we will be focusing on Hanson's Monster energy drink.[13] Energy drinks are typically highly caffeinated, carbonated drinks with a syrupy texture. Frequently produced in unnatural colors, they can contain other ingredients designed to help consumers to focus or stay awake. Monster contains extracts of ginseng and guarana.

When it comes to performance beverages, image is everything. One readily identifiable brand with "buzz" can boost a company's fortunes at a time when a typical convenience-store customer has hundreds of drinks to choose from.

Like medicines, these potions are valued more for what they do than for their flavor. These products are sold on function more than taste, and given their sales patterns; they seem to be valued even more for the images on their cans.

According to a November Securities & Exchange Commission filing, Hansen's sales climbed to more than $250 million in the first nine months of 2005, up from $130 million during the same period in 2004. In the same period, gross profit climbed from $58.5

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[12] Friedman, Hershey H. and Linda Friedman (1979), "Endorser Effectiveness by Product Type," Journal of Advertising Research, 19 (5), 63-71.
[13] Inter/Sect Alliance Inc. For: Food Bureau Agriculture and Agri-Food Canada
July 31, 2001 By Alex Halperin.

million to $130.4 million.

Sales in the wildly profitable energy-drink sector had increased about 80% on the year. Monster almost doubled that growth rate, as its availability expanded from approximately 25% to more than 50% of the U.S. market.[14]

Competitors

Red Bull Energy Drink
Monster Energy Drink - Hansen Natural (HANS)
Full Throttle - Coca-Cola Co (KO)
AMP - PepsiCo Inc (PEP)
Rockstar

Sport Drink

Sports beverages remain the most heavily advertised New Age beverage segment. Sports beverage marketers spent $156.9 million in 2004, a 25.9% increase versus 2003. This was $85.5 million more than that spent on PET water.

Sports beverages comprised 38.2% of all New Age ad spending - 3.3 percentage points more than its share in 2003.

After a decrease in spending in 2003, Gatorade saw a 12.2% ad spend boost in 2004. Combined, Capri Sun Sport and Sunny D Intense Sport contributed over $17 million in incremental spending during the year.[15]

As in past years, the sports beverage category spent heavily on television. Obviously, the wide array of sports programming on television is conducive to such advertising.

LEADING SPORTS BEVERAGE BRANDS
DOLLAR GROWTH
2000 – 2005

Brand	2000/01	2001/02	2002/03	2003/04	2004/05
Gatorade	9.6%	11.2%	10.2%	11.7%	12.6
Powerade	11.4%	13.9%	23.0%	22.3%	22.4%
Capri Sun Sport	--	--	--	--	30.4%
All Sport	-30.2%	-40.0%	-42.5%	-51.2%	-62.2%
All Others	7.1%	4.8%	-10.9%	-8.2%	-8.3%

Percent of all Sports Beverage Sales where they occur[16]
South 44.8%

[14] How Monster Maintains Its Buzz HIGH & LOW JANUARY 4, 2006 By Alex Halperin.
[15] 2005 New Age Beverages in the U.S. (August 2005).

[16] 2006 New Age Beverages in the U.S. (Fall 2006).

Northeast	13.8%
Midwest	17.6%
West	23.8%

Product Name	Carbohydrate Source	Carbohydrate Amount in Grams
Accelerade	Sucrose, fructose, maltodextrin	17
All Sport	Fructose, sucrose	19
Cytomax	Fructose, maltodextrin, polylactate, glucose	19
Gatorade	Glucose polymers, fructose	14
PowerAde	Fructose, sucrose	14

Water filters and cartridges private labeled

Brita remains the "category killer" in flow-through filter pitchers, with an estimated 80 percent market share, though its once-sizzling sales growth has cooled in the last two years. Always the heaviest advertiser in the consumer water treatment category, Brita will spend more than $70 million in print and TV ads. Twenty-nine million dollars will be spent on pitcher replacement filters; another $25 million will be spent to promote faucet filters. Millions more will be put behind pitcher promotion.[17]

Emphasis will now be on replacement cartridge sales, where price competition is anticipated. Our cartridge fits PUR, Brita and DuPont pitchers. Suggested retail is $8.99 for a triple pack compared to $14.99 for a three-pack of Brita's

Key competitors

Brita
Pur
Dupont

Marketing Strategy

[17] March 2001 *Volume 43 Number 3* Creative Marketing: Water Treatment Seeks a Place in `The Healthy Home by David H. Martin.

"Clothes make the man. Naked people have little or no influence on society".[18] First impressions often are the most lasting when it comes to people and products. What a customer sees first when he starts shopping is packaging, which is the only real salesperson for any product. Mass advertising alone can't do the job because 70% of all consumer product purchasing choices are made at the store shelf. Some statistics say 30% of all purchases are made on impulse after seeing an attractive package.

Because we will focus on regional selling of the product where the athlete has already been established in that market this, we believe, will give us immediate brand recognition especially to consumers that have not made a clear choice of brands or looking to try something new.

Our company will use athlete/entertainers as a spokesperson to deliver our advertising message and convince consumers of our brands. The reason for using celebrities as spokespersons goes back to their huge potential influence. Compared to other endorser types, famous people achieve a higher degree of attention and recall. They increase awareness of a company's advertising, create positive feelings towards brands and are perceived by consumers as more entertaining. Using a celebrity in advertising is therefore likely to positively affect consumers' brand attitudes and purchase intentions. To ensure positive results, however, it is critical for us to have a clear understanding of the 'black box' of celebrity endorsement.

Loyalty! Consumers tend to be loyal to a product in which their "sports hero" is seen using. So, as we source reliable vendors for private labeled beverages/products it is imperative that we are competitively priced. If retailers have a chance to yield a higher return, it guarantees us – shelf space. In store appearances, promotions, and contests will be part of our marketing plan.

1. We have the right product to satisfy the needs of our target customer. Our quality and brand name will be key and equal to those of mainstream products. Our packaging will be unique and product will be quality driven.

2. Our price is in line with our major competitors and significantly cheaper with our water filter cartridge. We are offering the right product at the right price.

There are many pricing styles that we will be using

• Cost-plus: a standard percentage of profit above the cost of producing our product.

• Competitive: Based on prices charged by competing companies.

• Discount: Based on a reduction in the advertised price or a coupon.

[18] Mark Twain US humorist, novelist, short story author, & wit (1835 - 1910).

• Psychological: suggested pricing at .99 versus 1.09 for Sports Drink or 8.99 for the water filter cartridges.

• Seasonal allowances: Reductions given when an order is placed during seasons that typically have low sales volumes.

• Bundling of products: Offering an array of products in our line to be purchased at same time for a discount.

• Price differences among target customer groups: Pricing variance among target markets.

• Price differences among geographic areas: Pricing variance among geographic regions depending on shipping costs.

• Volume discounts and wholesale pricing: Price reductions given for large purchases.

3. We will initially be using selective distribution style by contacting regional distributors such as United Distributors for a concentrated effort where the athlete is located. We plan on using brokers and independent reps as well as our connections to the distribution channels. Once the regional distributors have been setup we anticipate that we will then move to the intensive distribution style where nationwide distributors such as McLane will be contacted.

4. Informing potential customers of the availability of the product.

- Print Billboards ads/ news releases. The right message, at the right time, in the right environment.
- Radio Interviews 760 the FAN, commercial spots and jingles with the athletes.
- Internet Fun, information and promotions.
- Promotions Yearly theme recommended based upon region.
- Sponsorship and events all activities will correspond to giving back to the community.
- Sampling should be a available at selected events. Interviews and signings at events/t-shirts and hats (apparel).
- Word of Mouth: via athletes.
- trade shows

- brochures, datasheets

We expect that the use of not only direct sale through the company, sales representatives, brokers and distributors will be used to get the product to the masses.

Our central goal of advertising using the athlete/entertainer is the persuasion of customers, i.e., the active attempt to change or modify consumers' attitude towards our brands. In this respect, the credibility of our company plays an important role in convincing the target audience of the attractiveness of our brand. Pursuing a celebrity endorsement strategy enables us to project a credible image in terms of expertise, persuasiveness, trustworthiness, and objectiveness. To create an effective message, we also have to consider the attractiveness of the spokesperson. Source attractiveness refers to the endorser's physical appearance, personality, likeability, and similarity to the receiver, thus to the perceived social value of the source as physically attractive communicators having proved to be more successful in influencing customers' attitudes and beliefs than unattractive spokespersons. This behavior mainly goes back to a halo effect, whereby persons who perform well on one dimension, e.g. physical attractiveness/high profile, are assumed to excel on others as well, e.g. happiness and coolness.

Employees

As of March 31, 2007, the Company had two employees, Joel Stohlman, President and Director of the Company, and Reid Stone. The Company anticipates it will have 2-5 employees within the next 12 months. Of these employees, management of the Company anticipates that 1 will be clerical, 1 will be administrative and the remainder will handle sales and endorsement duties.

The Company believes that its future success will depend in large part on its ability to attract and retain highly-skilled managerial, sales, technical services, customer support and product development personnel.

Litigation

The Company is not a party to any material legal proceeding.

Determination of Offering Price

The management of the Company has determined the Offering Price in its sole discretion. Prior to the Offering, there will be 50 million shares outstanding, implying a pre-offering enterprise valuation for the Company of $2,500,000 (50,000,000 x $0.05). The management believes that this is an appropriate price for the Offering due to comparison with industry valuation multiples.

As of December 31, 2006, the Consumer Goods – Beverages – Soft Drinks Industry sector traded at a trailing Price / Earnings multiple of 16.85x (Yahoo! Finance). Of even more relevance is a selected group of public companies consisting of: Cadbury Schweppes, Coca Cola, Cott Corp., Hansen Natural, Jones Soda, National Beverage and Pepsico (this grouping (a) eliminates beverage companies with less than $100 million of enterprise value, (b) removes the various Coca Cola and Pepsico bottling affiliates, (c) removes foreign only distributors and (d) adds Pepsico into the grouping). This grouping results in the following statistics: Enterprise Value / Revenues multiples of .75x to 6.17x with an average EV / Revenue multiple of 3.08x; and and P/E multiples of 9.25x to 71.4x with an average P/E multiple of 30.43x.

Using this data, the Company has determined the $0.05 Offering Price ($2.5 million pre-Offering valuation). The Company is currently anticipating that revenues for 2007 will equal or exceed $3,200,000 with a Net Income of approximately $95,000. If the Company were to achieve such goal, the Valuation multiples noted would imply a Company valuation of $2,900,000 and $9,856,000. Taking an average of the valuations suggests a valuation of $6,378,000 as of December 2007. The Company has assumed an annual discount rate of 12% to account for cost of funds AND a further discount of approximately 55% to account for risk of execution. As such, the current valuation would be approximately $2,540,000. The Company has assumed a $2.5 million pre-Offering valuation, equivalent to $0.05 per share.

Item 7. Description of Property

Facilities

The Company's principal operations are located at 3322 Forest Vista Drive Dacula, GA 30019.

The Company anticipates leasing additional headquarters space within the next six months. The Company has determined it can secure approximately 2,800 square feet of office space in Atlanta, Georgia pursuant to a sublease on a month to month basis for $4,443.00 per month. The Company believes that its current facilities are adequate for its needs through the next six months, and that, should it be needed, suitable additional space will be available to accommodate expansion of the Company's operations on commercially reasonable terms (similar to those set forth above), although there can be no assurance in this regard.

Item 8. Directors, Executive Officers and Significant Employees

The following table sets forth certain information regarding the executive officers and directors of the Company as of March 31, 2007:

Name	Positions with the Company	Age	Position Held Since
Joel Stohlman	President and	42	2006

	Director		
Reid Stone	Vice President and Director	39	2006

Joel Stohlman, President and Director - 42
3322 Forest Vista Drive, Dacula, GA 30019

Mr. Stohlman has been the President and a Director of the Company since its inception this year. From November 2005 through August, 2006 Mr. Stohlman spent his time in predevelopment of the business model and plan for the Company. From 2004 through 2005 he served as Senior Vice President of Sales and Marketing and Athlete Acquisition for Sun Rayz Beverages, Inc. From 2003 through 2004 Mr. Stohlman was Chief Operating Officer of BEV Systems International, Inc. Following Mr. Stohlman's resignation as Chief Operating Officer of BEV Systems International, Inc. ("BEV Systems"), Bev Systems filed for bankruptcy protection in March 2004. From 1994 to 2003, Mr. Stohlman was the President of US operations for elfo USA Inc. where he was responsible for: (i) development and startup of the infrastructure of US operations that included staffing and setting up manufacturing facility, (ii) formulating breakthrough marketing strategies for effective business plans; competitive analysis, market positioning, brand management, contract negotiation and supply chain integration, (iii) overseeing the development, deployment, support and continuous improvement of overall business; and (iv) major accounts, including Wal-Mart, Target, Starbucks, Braun, Sunbeam, Cuisinart, Waring. Mr. Stohlman has a degree in Marketing from Western Connecticut College Degree in Marketing

Reid Stone 39, Vice President and Director - 39
1444 Womack Drive, Atlanta, GA 30338

Mr. Stone has been the Vice President and a Director of the Company since its inception this year. From 1998 to 2004, Mr. Stone was the co-owner of ATLANTIC PROMOTIONS, INC., a specialty advertising business concern. Mr. Stone directed and managed a highly motivated sales team of 7-10 employees, and re-evaluated direction of company from a full service marketing agency rather than just a promotional products distributor, resulting in 40% gain in revenues. He negotiated pricing with over 200 vendors, including capabilities to source with overseas suppliers in Taiwan, China, and Sri Lanka. From June 2004 to January 2006 Mr. Stone headed up the sales team for Corp Logoware and from November 2005 to present he worked on the concept and implementation of ProConcept Marketing Group, Inc. with Mr. Stohlman building the groundwork for the company Mr. Stone has patented, developed, manufactured and sold the world's first mobile, write on/off message board. Mr. Stone has a degree in marketing from the University of South Carolina.

Board Composition: The Board of Directors is currently comprised of two directors. The directors are Joel Stohlman and Reid Stone. At each annual meeting of stockholders, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the second annual meeting following election.

Each officer is elected by and serves at the discretion of the Board of Directors. Each of the Company's officers and directors devotes substantially full time to the affairs of the Company. There are no other family relationships among any of the directors, officers or key employees of the Company.

Director Compensation: Directors receive no cash remuneration for serving on the Board of Directors but are to be reimbursed for reasonable expenses incurred by them in attending meetings of the Board of Directors and Audit Committee.

Limitation of Liability and Indemnification Matters: The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the Florida corporate law. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's bylaws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Florida law, including in circumstances in which indemnification is otherwise discretionary under Florida law. The Company has also entered into indemnification agreements with its officers and directors containing provisions that may require the Company, among other things, to indemnify such officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature), to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to obtain directors' and officers' insurance if available on reasonable terms.

At present, there is no pending litigation or proceedings involving any director, officer, employee or agent of the Company where indemnification will be required or permitted. The Company is not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

Item 9.Remuneration of Directors and Officers

The following table sets forth certain information regarding the aggregate remuneration of each of the highest paid persons who are directors or executive officers as a group during Company's last fiscal year:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate annual remuneration
Joel Stohlman	President and Director	$96,000*
Reid Stone	Vice President and Director	$96,000*

*The Company currently pays its two officers salaries of $8,000 per month each. To date the Company has accrued these salaries and officers have not been paid. The Company plans to continue to accrued such salaries and not to pay any salaries to the officers and directors until it starts receiving revenues other than proceeds from this offering.

Item 10. Security Ownership of Management and Certain Shareholders

The following table sets forth certain information with respect to voting securities held of record regarding each of the three highest paid persons who are directors or executive officers as a group, all officers and directors as a group and any shareholder who owns more than 10% of any class of the Company's security:

Title of Class	Name and Address of Owner	Title	Amount Owned Before Offering	Percentage of Issued Class of Stock
Common Stock	Joel Stohlman 3322 Forest Vista Drive Dacula, GA 30019	President and Director	25,000,000	50.00%
Preferred Stock	Joel Stohlman 3322 Forest Vista Drive Dacula, GA 30019	President and Director	50,000	50.00%
Common Stock	Reid Stone 1444 Womack Drive Atlanta, GA 30338	Vice President and Director	25,000,000	50.00%
Preferred Stock	Reid Stone 1444 Womack Drive Atlanta, GA 30338	Vice President and Director	50,000	50.00%
Common Stock	All directors and executive officers as a group (2 persons)		50,000,000	100.00%
Preferred Stock			100,000	100.00%

Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Common Stock subject to options currently exercisable or exercisable within 60 days of March 31, 2007 are deemed outstanding for purposes of computing the percentage ownership of the person holding such option but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Except where indicated, and subject to community property laws where applicable, the persons in the table above have sole voting and investment power with respect to all Common Stock shown as beneficially owned by them.

Item 11. Interest of Management and Others in Certain Transactions

None

Item 12. Securities Being Offered

Common Stock: As of the date of this registration statement, there were 50,000,000 shares of Common Stock outstanding that were held of record by two stockholders. There will be a maximum of 60,000,000 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock to the public offered hereby.

The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be issued upon completion of this Offering will be fully paid and non-assessable.

Preferred Stock: As of the date of this registration statement, there were 100,000 shares of Preferred Stock outstanding that were held of record by two stockholders, Mr. Stohlman and Mr. Stone, 50,000 shares of preferred stock each. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of Common Stock issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. Each Preferred Shares shall automatically be converted into 1,000 shares of Common Stock at any time at the option of the Company. No fractional shares of common stock shall be issued upon conversion of the Preferred Shares.

The holders of Preferred Stock are entitled to receive ratably (with holders of Common Stock) such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. In the event of the liquidation, dissolution or winding up of the Company, the holders of Preferred Stock are entitled to share ratably (with holders of Common Stock) in all assets remaining after payment of liabilities, if any, then outstanding. All outstanding shares of Preferred Stock are fully paid and non-assessable.

Transfer Agent and Registrar: The Transfer Agent and Registrar for the Common Stock is Island Stock Transfer and its telephone number is (727) 287-0100.

Shares Eligible for Future Sale: Upon completion of this Offering, the Company will have approximately 60,000,000 shares of Common Stock outstanding if the maximum is sold. All of the common shares sold in this Offering are freely tradable under an exemption from registration. The remaining 50,000,000 shares of Common Stock are deemed "restricted securities" under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 promulgated under the Securities Act, which rule is summarized below.

In general, under Rule 144, beginning approximately 90 days after the effective date of the Offering Statement of which this Prospectus is a part, a stockholder, including an Affiliate, who has beneficially owned his or her restricted securities (as that term is defined in Rule 144) for at least one year from the later of the date such securities were acquired from the Company or (if applicable) the date they were acquired from an Affiliate, is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (approximately 600,000 shares immediately after this Offering) or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed under Rule 144, provided certain requirements concerning availability of public information, manner of sale and notice of sale are satisfied. In addition, under Rule 144(k), if a period of at least two years has elapsed between the later of the date restricted securities were acquired from the Company, a stockholder who is not an Affiliate of the Company at the time of sale and has not been an Affiliate of the Company for at least three months prior to the sale is entitled to sell the shares immediately without compliance with the foregoing requirements of Rule 144.

Prior to this Offering, there has been no public market for the Common Stock. No prediction can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price of the Common Stock prevailing from time to time. The Company is unable to estimate the number of shares that may be sold in the public market pursuant to Rule 144, since this will depend on the market price of the Common Stock, the personal circumstances of the sellers and other factors. Nevertheless, sales of significant amounts of the Common Stock of the Company in the public market could adversely affect the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities.

Part F/S Financial Statements

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the notes thereto appearing elsewhere in this report. This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from the statements that constitute forward-looking statements as a result of various factors.

Introduction and Nature of Business

ProConcept Marketing Group, Inc. ("ProConcept" or the "Company") is engaged in the business of marketing, selling and distributing "functional" drinks and water, primarily under the MoDo(R) brand name.

ProConcept will link high profile athlete/entertainer and trend-setters to a vast array of proprietary consumer products while being either directly or indirectly involved with the manufacturing and distribution of these items. The athlete/entertainer or trend-setter may be on a national or regional basis.

Consolidated Financial Data Selected Statements of Income (Loss) Data:

The Company has no operating history. The following financial data has been derived from the financial statements of the Company as of December 31, 2006. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

RESULTS OF OPERATION	August 31, 2006 (Inception) to December 31, 2006
Revenue	$ -0-
Net Sales	$ -0-
Net Income (loss)	$(431,923)
Net (Loss) per share	$(.01)

Total Assets: $35,177
Total Liabilities $464,600
Stockholders Equity $(429,923)

Period August 16, 2006 (Date of Inception) through December 31, 2006

Overall financial situation. The Company had no revenues for the period beginning August 16, 2006 (Date of Inception) and ending December 31, 2006. The Company has operating expenses of $431,923 for the period beginning August 16, 2006 (Date of Inception) and ending December 31, 2006. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with the implementation of its business plans and specifically the advertising, mailings and marketing. In order to achieve profitability the company has alliance of distributors that we are currently working with and are in need of capital to have final product to give to the distributors, salespeople and place at store level. Management estimates that the required funding over the next 12 months will be $1,000,000 – $2,000,000 in order to fully implement the Company's business plans

The Company has no operating history. The following financial data has been derived from the financial statements of the Company for the three month period ended March 31, 2007. The financial data should be read in connection with the financial statements of the Company and the related notes thereto.

RESULTS OF OPERATION	Three Month Period January 1, 2007 to March 31, 2007
Revenue	$ -0-
Net Sales	$ -0-
Net Income (loss)	$(52,515)
Net (Loss) per share	$(..001)

Total Assets: $35,177
Total Liabilities $517,115
Stockholders Equity $(481,938)

Three month period from January 1, 2007 through March 31, 2007

Overall financial situation. The Company had no revenues for the three month period ended March 31, 2007. The Company has operating expenses of $52,515 for the three month period ending March 31, 2007. The Company's operating expenses includes the costs and expenses of its vendors and subcontractors that provide services on behalf of the Company in connection with the implementation of its business plans and specifically the advertising, mailings and marketing. In order to achieve profitability the company has alliance of distributors that we are currently working with and are in need of capital to have final product to give to the distributors, salespeople and place at store level. Management estimates that the required funding over the next 12 months will be $1,000,000 – $2,000,000 in order to fully implement the Company's business plans

Additional Information: The Company intends to furnish to its stockholders annual reports containing consolidated financial statements examined by an independent accounting firm and quarterly reports for the first three quarters of each fiscal year containing interim un-audited consolidated financial information.

Part III **Exhibits**

Exhibits

Item 1. **Index to Exhibits**

No.	Exhibit	Attachment
2	Articles of Incorporation of the Company	1*
2	Amendment to the Articles of Incorporation of the Company	2*
2	By-Laws of the Company	3*
2	Subscription Agreement	4*
6	Licensing Agreement dated June 1, 2006 by and between EDMS Ltd. Corp. and Joel Stohlman (as amended)	5*
11	Opinion of Cohen & Czarnik, LLP	6

*Filed with Amendment No. 1 to Form 1-A as filed with the Securities and Exchange Commission on March 16, 2007.

Item 2. **Description of Exhibits**

(2) Charter and By-laws:

(6) Material Contracts:

(11) Opinion regarding legality:

MANAGEMENT SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 1st day of May, 2007.

PROCONCEPT MARKETING GROUP, INC.

By: /s/ Joel Stohlman
Joel Stohlman, President and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Joel Stohlman, his true and lawful attorneys-in-fact and agents with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Offering Statement, and to sign any registration statement for the same offering covered by this Offering Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS OFFERING STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

SIGNATURE TITLE DATE



Joel Stohlman, President and Director (Principal Executive Officer and Principal Financial Officer), May 1, 2007



Reid Stone, Vice President and Director, May 1, 2007

ProConcept Marketing Group, Inc.

FINANCIAL STATEMENTS

August 16, 2006 (Date of Inception) through December 31, 2006
Unaudited

(Prepared by Management)

ProConcept Marketing Group, Inc.
BALANCE SHEETS
(unaudited)

	August 16 Through December 31 2006 $
ASSETS	
CURRENT ASSETS	
Cash and Equivalents	177
Inventory (Note 2)	
Receivables	
Total current assets	177
OTHER ASSETS	
Property and Equipment, Net (Note 2)	
Licensing Agreements (Note 3)	35,000
Total assets	**35,177**
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	152,600
Notes Payable (Note 6)	48,000
Accrued Wages (Note7)	64,000
Total current liabilities	264,600
Notes Payable	200,000
Total liabilities	464,600
STOCKHOLDERS' EQUITY (DEFICIENCY)	
Preferred stock $0.001 par value (Note 5) 100,000 shares authorized at $0.001 par value 100,000 shares issued and outstanding	100
Common Stock (Note 4) 500,000,000 shares authorized at $0.001 par value 50,000 shares issued and outstanding	2,400
Retained Earnings (Deficit)	(431,923)
Total stockholders' deficiency	(429,423)
Total liabilities and stockholders' deficiency	**35,177**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

ProConcept Marketing Group, Inc.
STATEMENT OF OPERATIONS
(unaudited)

	August 16 Through December 31 2006 $
REVENUE (Note 6)	0
COST OF GOODS SOLD	0
OPERATING EXPENSES	
General and administrative	424,638
Marketing and Advertising	7,285
Income (loss) from operations	(431,923)
OTHER	
Interest expense	0
Other income (expense)	0
PRE-TAX INCOME (LOSS)	(431,923)
NET INCOME (LOSS)	(431,923)
NET LOSS PER COMMON SHARE (Note 2)	(.01)
Basic	50,000,000
AVERAGE OUTSTANDING SHARES (Note 2)	(.01)
Basic and fully diluted	50,000,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

ProConcept Marketing Group, Inc.
STATEMENT OF CASH FLOWS
(unaudited)

	August 16 Through December 31 2006 $
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	(431,923)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	0
Increase (Decrease) in Accounts Payable	152,600
Increase (Decrease) in Deferred Salary	64,000
Net Cash Provided (Used) in Operations	(215,323)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Licenses	(35,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Founders' contributions	2,500
Increase (decrease) in notes payable	248,000
NET INCREASE IN CASH	177
CASH AT BEGINNING OF PERIOD	0
CASH AT END OF PERIOD	177

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

ProConcept Marketing Group, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. DEVELOPMENT STAGE COMPANY

The Company was incorporated in the State of Florida on August 16, 2006. The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 "Accounting and Reporting for Enterprises in the Development Stage." The Company is located in Dacula, Georgia and its principal business is to produce and market various consumer drink products. The business is focused primarily on the North American market.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued external financial support, including the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As of December 31, 2006, the Company has a working capital deficit of $394,251 and accumulated losses of $431,923 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of $0.0001. At December 31, 2006, the Company had 50,000,000 shares of common stock issued and outstanding.

The Company has 100,000 shares of Preferred Stock designated Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of December 31, 2006 there were 100,000 shares of Series A Preferred Stock outstanding. Each of the Company's officers owns 50,000shares of Series A Preferred Stock.

The Company is engaged in the business of marketing, selling and distributing "functional" drinks and water.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Inventory
Inventories are valued at the lower of first-in, first-out (FIFO) cost or market value (net realizable value). As of December 31, 2006 the Company has not purchased any inventory.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Management believes that it will make adequate provision for estimated returns, allowances and cash discounts, which are accounted for as a reduction of gross sales. As of December 31, 2006, the Company has not made any sales.

Freight Costs and Reimbursement of Freight Costs
In accordance with EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, reimbursements of freight charges are recorded in net sales in the accompanying consolidated statements of income. As of December 31, 2006 the Company has not incurred any Freight Costs as it has not yet made any sales.

Advertising and Promotional Allowances
The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place.

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in

fiscal 2006. At December 31, 2006, the Company has not incurred any stock based compensation. The Company has agreed to issue a consultant 1,000,000 shares of restricted stock for services. Such shares have not yet been issued.

Basic and diluted Net Income (Loss) Per Share
Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy
The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes
The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments
The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions
Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. LICENSING AGREEMENT
On June 1, 2006 EDMS Ltd. Corp. of Switzerland entered into a licensing agreement with Joel Stohlman, President of the Company, for the exclusive distribution of EDMS Ltd.'s filter water products in the U.S. market. This agreement included a $35,000 payment from Mr. Stohlman to EDMS. On August 16, 2006 Mr. Stohlman assigned this licensing agreement to the Company.

4. COMMON STOCK
On August 16, 2006 the Company issued 10,000 shares of common stock to the two founders of the Company. On November 13 2006 the Company effectuated a 5,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

5. PREFERRED STOCK

On November 13 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of November 13 2006 there were 100,000 shares of Series A Preferred Stock outstanding.

6. NOTES PAYABLE

Over the course of the Company's life, Mr. Joel Stohlman (the Company's Co-Founder/President/Chairman) has advanced funds to the Company. As of December 31, 2006 advances made by Mr. Stohlman total approximately $48,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stohlman and Mr. Stohlman may demand payment of the advances at any time.

On August 22, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on September 15, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

7. DEFERRED SALARY

The Company has agreed to pay Mr. Joel Stohlman (President) and Mr. Reid Stone (Vice President) a salary of $8,000 per month each. No salary has been paid to date and all such salary has been accrued. The Company intends to continue to accrue salary owed to Messrs. Stohlman and Stone until such time as funds are available to satisfy this obligation.

8. RELATED PARTY TRANSACTIONS

Over the course of the Company's life, Mr. Joel Stohlman (the Company's Co-Founder/President/Chairman) has advanced funds to the Company. As of October 31, 2006 advances made by Mr. Stohlman total approximately $48,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stohlman and Mr. Stohlman may demand payment of the advances at any time.

ProConcept Marketing Group, Inc.

FINANCIAL STATEMENTS

January 1, 2007 through March 30, 2007
Unaudited

(Prepared by Management)

ProConcept Marketing Group, Inc.
BALANCE SHEETS
(unaudited)

	Quarter Ended March 31, 2007
	$
ASSETS	
CURRENT ASSETS	
Cash and Equivalents	177
Inventory (Note 2)	
Receivables	
Total current assets	177
OTHER ASSETS	
Property and Equipment, Net (Note 2)	
Licensing Agreements (Note 3)	35,000
Total assets	**35,177**
LIABILITIES AND STOCKHOLDERS' DEFICIENCY	
CURRENT LIABILITIES	
Accounts payable and accrued expenses	157,115
Notes Payable (Note 6)	48,000
Accrued Wages (Note7)	112,000
Total current liabilities	317,115
Notes Payable	200,000
Total liabilities	517,115
STOCKHOLDERS' EQUITY (DEFICIENCY)	
Preferred stock $0.001 par value (Note 5) 100,000 shares authorized at $0.001 par value 100,000 shares issued and outstanding	100
Common Stock (Note 4) 500,000,000 shares authorized at $0.001 par value 50,000 shares issued and outstanding	2,400
Retained Earnings (Deficit)	(484,438)
Total stockholders' deficiency	(481,938)
Total liabilities and stockholders' deficiency	**35,177**

Financial statements prepared by management
The accompanying notes are an integral part of these financial statements

ProConcept Marketing Group, Inc.
STATEMENT OF OPERATIONS
(unaudited)

	Quarter Ended March 31, 2007
	$
REVENUE (Note 6)	0
COST OF GOODS SOLD	0
OPERATING EXPENSES	
General and administrative	48,000
Marketing and Advertising	4,515
Income (loss) from operations	(52,515)
OTHER	
Interest expense	0
Other income (expense)	0
PRE-TAX INCOME (LOSS)	(52,515)
NET INCOME (LOSS)	(52,515)
NET LOSS PER COMMON SHARE (Note 2)	(.001)
Basic	50,000,000
AVERAGE OUTSTANDING SHARES (Note 2)	(.001)
Basic and fully diluted	50,000,000

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

ProConcept Marketing Group, Inc.
STATEMENT OF CASH FLOWS
(unaudited)

	Quarter Ended March 31, 2007
	$
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	(52,515)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	0
Increase (Decrease) in Accounts Payable	4,515
Increase (Decrease) in Deferred Salary	48,000
Net Cash Provided (Used) in Operations	0
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Licenses	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Founders' contributions	0
Increase (decrease) in notes payable	0
NET INCREASE IN CASH	0
CASH AT BEGINNING OF PERIOD	177
CASH AT END OF PERIOD	177

Financial statements prepared by management

The accompanying notes are an integral part of these financial statements

ProConcept Marketing Group, Inc.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. DEVELOPMENT STAGE COMPANY

The Company was incorporated in the State of Florida on August 16, 2006. The Company is a Development Stage Company, as defined by Statement of Financial Accounting Standard ("SFAS") No.7 "Accounting and Reporting for Enterprises in the Development Stage." The Company is located in Dacula, Georgia and its principal business is to produce and market various consumer drink products. The business is focused primarily on the North American market.

These financial statements have been prepared on a going concern basis, which implies the Company will continue to realize its assets and discharge its liabilities in the normal course of business. The Company has not generated significant revenues since inception and has never paid any dividends and is unlikely to pay dividends or generate significant earnings in the immediate or foreseeable future. The continuation of the Company as a going concern is dependent upon the continued external financial support, including the ability of the Company to obtain necessary equity financing to continue operations and the attainment of profitable operations. As at March 31, 2007, the Company has a working capital deficit of $394,251 and accumulated losses of $484,438 since inception. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. These factors raise substantial doubt regarding the Company's ability to continue as a going concern.

The Company's authorized share capital consists of 500,000,000 shares of common stock at a par value of $0.0001 and 100,000 shares of preferred stock at a par value of S0.0001. At March 31, 2007, the Company had 50,000,000 shares of common stock issued and outstanding.

The Company has 100,000 shares of Preferred Stock designated Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of March 31, 2006 there were 100,000 shares of Series A Preferred Stock outstanding. Each of the Company's officers owns 50,000shares of Series A Preferred Stock.

The Company is engaged in the business of marketing, selling and distributing "functional" drinks and water.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of these financial statements.

Inventory
Inventories are valued at the lower of first-in, first-out (FIFO) cost or market value (net realizable value). As of March 31, 2006 the Company has not purchased any inventory.

Revenue Recognition
The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectibility is reasonably assured. Management believes that it will make adequate provision for estimated returns, allowances and cash discounts, which are accounted for as a reduction of gross sales. As of December 31, 2006, the Company has not made any sales.

Freight Costs and Reimbursement of Freight Costs
In accordance with EITF No. 00-10, Accounting for Shipping and Handling Fees and Costs, reimbursements of freight charges are recorded in net sales in the accompanying consolidated statements of income. As of March 31, 2006 the Company has not incurred any Freight Costs as it has not yet made any sales.

Advertising and Promotional Allowances
The Company accounts for advertising production costs by expensing such production costs the first time the related advertising takes place.

Property and Equipment
Property and equipment is stated at cost. Depreciation is provided utilizing the straight line method over the estimated useful lives of the assets, ranging from five to fifteen years.

Stock Based Compensation
In 1995, the Financial Accounting Standards Board issued SFAS No. 123, Accounting for Stock-Based Compensation. As permitted by this Standard, the Company measures compensation cost using the intrinsic value-based method of accounting prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. In 2004, FASB issued a revision of FASB Statement No. 123. This Statement supersedes APB Opinion No. 25 and its related implementation guidance. This revised pronouncement requires that all stock options and warrants be accounted for using the fair value method. This pronouncement will have the effect of future stock-based compensation resulting in a fair value charge to the Company commencing in fiscal 2006. At March 31, 2006, the Company has not incurred any stock based

compensation. The Company has agreed to issue a consultant 1,000,000 shares of restricted stock for services. Such shares have not yet been issued.

Basic and diluted Net Income (Loss) Per Share

Net loss per share is provided in accordance Financial Accounting Standards No. 128 (FAS No. 128) "Earning Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted-average number of common shares during the period. Diluted loss per share reflect the per share amount that would have resulted if dilutive common stock equivalents had been converted to common stock. No stock options were available or granted during the periods presented.

Dividend Policy

The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception and it is unlikely that dividends will be paid in the foreseeable future.

Income Taxes

The company recognizes deferred tax liabilities and assets based on the differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

Financial Instruments

The carrying amounts of financial instruments are considered by management to be their estimated fair value.

Estimates and Assumptions

Management used estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, disclosure of contingent asset and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing these financial statements.

3. LICENSING AGREEMENT

On June 1, 2006 EDMS Ltd. Corp. of Switzerland entered into a licensing agreement with Joel Stohlman, President of the Company, for the exclusive distribution of EDMS Ltd.'s filter water products in the U.S. market. This agreement included a $35,000 payment from Mr. Stohlman to EDMS. On August 16, 2006 Mr. Stohlman assigned this licensing agreement to the Company.

4. COMMON STOCK

On August 16, 2006 the Company issued 10,000 shares of common stock to the two founders of the Company. On November 13 2006 the Company effectuated a 5,000:1 forward split, so that there were 50,000,000 shares of common stock issued and outstanding thereafter.

5. PREFERRED STOCK

On November 13 2006 the Company designated 100,000 shares of Preferred Stock as Series A Preferred. Each issued and outstanding Preferred Share shall be entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Preferred Shares shall vote together with the holders of Common Shares as a single class. As of March 31, 2007 there were 100,000 shares of Series A Preferred Stock outstanding.

6. NOTES PAYABLE

Over the course of the Company's life, Mr. Joel Stohlman (the Company's Co-Founder/President/Chairman) has advanced funds to the Company. As of March 31, 2006 advances made by Mr. Stohlman total approximately $48,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stohlman and Mr. Stohlman may demand payment of the advances at any time.

On August 22, 2006 the Company issued a Note for services to Pegasus Advisory Group, Inc. The Note is in the principal amount of $200,000 and bears interest at 2% per annum. The Note matures on September 15, 2008. In the event that the Company files a Form 1-A which is deemed qualified, the Holder (a "Regulation A Offering"), at its election, may convert the Note on or prior to the Maturity Date, in whole or in part, into the Regulation A Offering on the terms specified therein. In the event of a qualified Regulation A Offering, the Borrower may, at its option, cause the Holder to convert, in whole or in part, into the Regulation A Offering on the terms specified therein.

7. DEFERRED SALARY

The Company has agreed to pay Mr. Joel Stohlman (President) and Mr. Reid Stone (Vice President) a salary of $8,000 per month each. No salary has been paid to date and all such salary has been accrued. The Company intends to continue to accrue salary owed to Messrs. Stohlman and Stone until such time as funds are available to satisfy this obligation.

8. RELATED PARTY TRANSACTIONS

Over the course of the Company's life, Mr. Joel Stohlman (the Company's Co-Founder/President/Chairman) has advanced funds to the Company. As of March 31, 2007 advances made by Mr. Stohlman total approximately $48,000. There are no preliminary agreements or understandings with respect to loans or advances to the Company from Mr. Stohlman and Mr. Stohlman may demand payment of the advances at any time.

COHEN & CZARNIK LLP
140 Broadway
36th Floor
New York, New York 10005

May 15, 2007

PROCONCEPT MARKETING GROUP, INC.
3322 Forest Vista Drive
Dacula, GA 30019

Re: Registration Statement on Form 1-A

Ladies and Gentlemen:

We have acted as special counsel to PROCONCEPT MARKETING GROUP, INC., a statement on Form 1-A, as amended (the "Registration Statement"), filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, relating to the offering by the Company of an aggregate of 22,000,000 shares of common stock, par value $0.0001 per share, of the Company (the "Shares").

In connection with the foregoing, we have examined originals or copies, satisfactory to us, of all such corporate records and of all such agreements, certificates and other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter expressed. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as copies. As to any facts material to such opinion, we have, without independent investigation, relied on certificates of public officials and certificates of officers or other representatives of the Company.

Based upon the foregoing and subject to the other limitations set forth herein, we are of the opinion that the Shares to be offered and sold pursuant to the Registration Statement will be validly issued, fully paid and non-assessable upon issuance pursuant to the terms of the Registration Statement.

We are members of the bar of the State of New York and are not licensed or admitted to practice law in any other jurisdiction. Accordingly, we express no opinion with respect to the laws of any jurisdiction other than the laws of the State of New York, the laws of the State of Florida law including the statutory provisions, all applicable provisions of the Florida Constitution and all reported judicial decisions interpreting those laws and the federal laws of the United States.

We assume no obligation to advise you of any changes to this opinion which may come to our attention after the date hereof. This opinion may not be relied upon or furnished to any other person except the addressee hereof without the express written consent of this firm.

Very truly yours,

/s/
Cohen & Czarnik LLP

END